DIAMOND HILL INVESTMENT GROUP, INC.

2009 ANNUAL REPORT

NOTICE OF 2010 ANNUAL MEETING

AND PROXY STATEMENT

DIAMOND HILL INVESTMENT GROUP, INC.
ANNUAL LETTER TO SHAREHOLDERS

April 9, 2009

Dear Fellow Shareholders:

This year’s annual shareholder meeting will mark the 10-year anniversary of our corporate evolution to Diamond Hill Investment Group. In May 2000, our mission was to build an asset management firm to serve our clients through excellent long-term investment results. Over the past 10 years, we have attained recognition as a best-in-class firm in our industry, resulting in a profitable business for our shareholders.

During our first five years, Diamond Hill became financially viable, and during the past five years, we have become financially profitable. Importantly, we achieved profitability while continuing to share the business economics with our clients as evidenced by significant reductions in mutual fund administration fees. We also shared economics with our shareholders: for the second consecutive year, shareholders received a $10 per share special dividend, which represented a tangible benefit of success during our first 10 years. During the next five years, we will continue to build the firm’s infrastructure and capacity to make the firm sustainable. Creating sustainability will help us in fulfilling our fiduciary duty to clients — our primary corporate objective — while also providing a key component for growth in the company’s intrinsic value per share.

The Past Five Years: 2005 through 2009

The U.S. stock market return was approximately zero for the five years ending December 31, 2009. During that same period, our client returns for our various strategies were modestly positive (compounding in the low- to mid-single-digit range, depending on the strategy). Our strategies’ investment results rank very well among peers, which is an important consideration for people who select investment managers. Primarily due to new client growth, which in large part reflects our good relative investment results, we have been able to grow our business from $500 million in assets under management (AUM) at the beginning of 2005, to more than $6 billion by the end of 2009.

Profitability accompanied the growth in AUM. Operating profit margin (OPM) was 14% in 2005, expanding to 30% in 2009, while staff increased considerably during the same time period. In 2005, we were operating under a “portfolio manager centric” model, with portfolio managers performing the research function. Some firms prefer this model as it is less complex and costly than a model in which portfolio management and research are distinct and separate functions.

In 2006, we began to construct an internal research capability with the goals of:

1. Improving investment returns through utilization of a proprietary research source,

2. Developing investment talent to draw upon in future years, and

3. Allowing capacity expansion for existing strategies and development of new strategies.

We are very pleased with the progress to date. Our research coverage is now much broader with 11 research analysts and six research associates, and we plan to add further depth to our industry sector teams in the future.

The Next Five Years

At $6 billion in AUM, Diamond Hill is among the smallest of public asset managers. Based on metrics used in a broad industry survey of 42 asset management companies (both public and private), our ranking relative to industry averages is summarized below:

AUM	well-below average
Effective advisory fee rates	well-above average
OPM	above average
Compensation as % of revenues	above average
Investment staffing levels as % of total staffing	well-above average

We have been intentional about the primacy of the investment function in relation to the total organization. This is reflected in staffing and compensation, as well as in the maintenance of excess capacity to allow for high growth rates in AUM. We believe that both decisions have been important ingredients in our success to date.

Our sales, marketing and client services staff has expanded along with the investment staff, as our opportunities and revenue have increased due to our strategies’ track records. Growth in staffing is a constraint on our OPM. However, assuming we continue to realize OPM near current levels while significantly increasing AUM capacity and attaining broader distribution, the value of the firm should be greater for these efforts as long as our investment performance remains above average. We will continue to investigate the possible addition of a global or international capability, because we believe the importance of understanding and following non-U.S. companies is essential to making us better investors.

One of the important decisions early in our history was re-incorporation and subsequent changes in the board of directors, with Jim Mathias remaining on the board for his long-term perspective and to ensure continuity. The most notable additions to the board were David Meuse, Dave Lauer, and Don Shackelford, very experienced business leaders in the Columbus community, bringing credibility to our fledgling corporation. No doubt this has served us well over the years, and now as we are entering a new phase, the board is once again evolving. This began in 2008 with Larry Baumgartner’s election to the board. Larry brings specific experience as a portfolio manager and former chief investment officer. In 2010, Fran Skinner will be nominated to the board. Fran has more than 20 years of investment industry experience, with a specialty in organizational behavior and compensation, including co-authoring the book “High Performing Investment Teams.” It is our desire to exhibit best practices in corporate governance, as well as investment management.

From the beginning of Diamond Hill, we have placed our fiduciary duty to our clients at the top of our priority list. We are pleased that the investment returns for each of our strategies compares well with peers and passive alternatives for the past five years. Our goal is to achieve these favorable comparisons for each rolling five-year period. We thank all our clients for entrusting us with their assets. I would also thank our Diamond Hill associates for their hard work, and our board of directors for their guidance. Finally, we appreciate our shareholders, many of whom are long term investors with us and all of whom we understand to be the owners of our enterprise.

Sincerely,

R. H. Dillon
President and Chief Executive Officer

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

April 5, 2010

Dear Shareholders:

We cordially invite you to attend the 2010 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at 325 John H. McConnell Blvd., Columbus, OH 43215, on Tuesday, May 4, 2010, at 1:00 p.m. Eastern Daylight Saving Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will ensure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

R. H. Dillon
President & CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 4, 2010

Notice is hereby given that the 2010 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at 325 John H. McConnell Blvd., Columbus, OH 43215, on Tuesday, May 4, 2010, at 1:00 p.m. Eastern Daylight Saving Time to consider and act upon the following matters:

1) To elect seven directors to serve on the Company’s Board of Directors;

2) To ratify the appointment of Plante & Moran PLLC as our independent registered public accounting firm for 2010; and

3) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any adjournment of the Annual Meeting. The Board of Directors has fixed the close of business on March 29, 2010, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete and sign the enclosed form of proxy, which is solicited by the Company’s Board of Directors, and to mail it promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on your proxy. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF MAKING FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors

James F. Laird
Secretary

Columbus, Ohio
April 5, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2010:
The Proxy Statement and the Company’s 2009 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON MAY 4, 2010

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors (the “Board”) for use at the Company’s 2010 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 4, 2010, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about April 5, 2010. Only shareholders of record at the close of business on March 29, 2010, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are:

1) To elect seven directors for one-year terms each;

2) To ratify the appointment of Plante & Moran PLLC as our independent registered public accounting firm for 2010; and

3) To transact such other business that may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by (i) properly signed proxy cards or (ii) properly authenticated voting instructions recorded electronically over the Internet or by telephone that are received prior to the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the shareholders. If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, David R. Meuse, Diane D. Reynolds, Donald B. Shackelford, and Frances A. Skinner as directors of the Company and FOR the ratification of Plante & Moran PLLC as our independent registered public accounting firm for 2010. The proxy holders will use their best judgment regarding any other matters that may properly come before the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2010:
The Proxy Statement and the Company’s 2009 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at 325 John H. McConnell Blvd., Columbus, Ohio 43215, on Tuesday May 4, 2010, at 1:00 p.m. Eastern Daylight Saving Time. Shareholders may also listen live to the Annual Meeting via audio conference by calling 800-774-6070 [use confirmation code 9454640# when prompted] and can view presentation materials in the “News and Updates” section of the Company’s website, http://www.diamond-hill.com.

Q:	What may I vote on?

A:	You may vote on the election of seven directors and on the ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm.

Q:	How does the Board recommend I vote?

A:	The Board recommends that you vote FOR the election of the Board’s seven nominees and FOR the ratification of the appointment of Plante & Moran.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy, or vote electronically over the Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically over the Internet or telephonically is 11:59 p.m., Eastern Daylight Saving Time, on May 3, 2010. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so for each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners, meaning they hold their shares in “street name” through a stockbroker, bank or other nominee. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. For shares registered directly in your name with the Company’s transfer agent, you are considered the shareholder of record and we are sending this Proxy Statement and related materials directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Company by completing, signing and returning the enclosed proxy card, or transmitting your voting instructions over the Internet or by phone.

Beneficial Owner. For shares held in “street name,” you are considered the beneficial owner and this Proxy Statement and related materials are being forwarded to you by your broker or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct them how to vote your shares or how to revoke previously given voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct and you should follow the voting instructions provided to you by your broker. However, if you do not provide voting instructions to your broker, it may vote your shares in its discretion on certain “routine” matters. The ratification of the appointment of Plante & Moran as our independent registered public accounting firm for the 2010 fiscal year is considered routine, and

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if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the ratification. The election of directors, however, is not routine and your broker may not vote your shares without your instructions.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically over the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

• send a written statement that you would like to revoke your proxy, which we must receive prior to the Annual Meeting;

• send a newly signed and later-dated proxy card, which must be received prior to the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. on May 3, 2010; or

• attend the Annual Meeting and revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a prior Internet or telephonic vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	You may vote shares held of record in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card or proof of identification. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting.

Q:	How will my shares be voted if I submit a proxy without voting instructions?

A:	If you submit a proxy and do not indicate how you want to vote, your proxy will be voted FOR the election of the Board’s seven director nominees and FOR the ratification of Plante & Moran.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:	If you are a record shareholder and have more questions about how to submit your proxy, please call James F. Laird, Secretary, at (614) 255-3353. If you are a beneficial owner, you should contact your broker or other nominee to determine the procedures your must follow.

THE ANNUAL MEETING

The Annual Meeting will be held at 325 John H. McConnell Blvd., Columbus, OH 43215, on Tuesday, May 4, 2010, at 1:00 p.m. Eastern Daylight Saving Time. The purposes of the Annual Meeting are (i) to elect seven directors to serve for one-year terms; and (ii) to ratify the appointment of Plante & Moran as the Company’s independent registered public accounting firm. The Company is currently not aware of any other matters that will come before the Annual Meeting.

PROCEDURAL MATTERS

Record Date

Only shareholders of record at the close of business on March 29, 2010, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. As of the record date, there were 2,767,892 of common shares outstanding and entitled to vote at the Annual Meeting.

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Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you submit a proxy without voting instructions, it will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, David R. Meuse, Diane D. Reynolds, Donald B. Shackelford and Frances A. Skinner as directors of the Company; and FOR the ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm for the 2010 fiscal year. The duly appointed proxy holders will vote in their discretion on any other matters that may properly come before the Annual Meeting.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. A plurality of the votes duly cast is required for the election of directors, and the seven nominees receiving the most votes will be elected. Boxes and a designated space are provided on the proxy card for shareholders to mark if they wish to withhold authority to vote for one or more nominees. If you hold shares in street name, the Board encourages you to instruct your broker or other nominee as to how to vote your shares.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (seven), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and a shareholder has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies the Company is soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the seven director nominees as possible. Cumulative voting only applies to the election of directors. On any other matter each share has one vote.

Abstentions; Broker Non-Votes; Effect

Shares held in street name and not voted by broker-dealers are referred to as broker “non-votes.” However, broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the self-regulatory organizations of which they are members, vote the shares they hold for beneficial owners on routine matters. The ratification of auditors is considered routine, but the election of directors is not. Because a plurality of the votes duly cast is required for the election of directors, neither abstentions nor broker non-votes will have any impact on the election of directors. As the ratification of auditors must be approved by the affirmative vote of a majority of the total votes cast at the Annual Meeting, abstentions and broker non-votes, which are not considered votes cast, will have no effect on the outcome of the vote.

Quorum

The Company can conduct business at the Annual Meeting only if a quorum, consisting of at least the holders of a majority of our outstanding shares entitled to vote, is present, either in person or by proxy. Abstentions and broker non-votes will be counted toward establishing a quorum. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Solicitation; Expenses

The Company will pay all expenses of the solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy and Proxy Statement, postage for return envelopes, the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. The Company will not pay any

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electronic access charges associated with Internet or telephonic voting incurred by a shareholder. Company officers, directors and employees may also solicit proxies in person or by telephone, facsimile or e-mail.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K; Internet Availability

The Company’s Annual Report on Form 10-K for the year ended December 31, 2009, including audited consolidated financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. The Company is delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless the Company has received instructions from one or more of the shareholders to the contrary. The Company will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215 or by phone at (614) 255-3333.

Additionally, this Proxy Statement and our Annual Report on Form 10-K are available free of charge at: http://www.diamond-hill.com/pdf/imr.proxy-annual-report-final-print.pdf.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth beneficial ownership of our common shares as of the record date, March 29, 2010, by (a) all persons known by the Company to own beneficially five percent or more of the outstanding shares, (b) each director and director nominee, (c) the Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) all executive officers and directors as a group. Although not required, the Company has also decided to voluntarily disclose all common shares beneficially owned by all other employees of the Company. Unless otherwise indicated, the named persons exercise sole voting and dispositive power over the shares listed. None of the named persons have any outstanding options.

	Amount and Nature
	of Beneficial		Percent of
Name of Beneficial Owner	Ownership		Class(1)

Lawrence E. Baumgartner	1,424		*
R. H. Dillon	198,492	(2)	7.2%
James F. Laird	68,025	(3)	2.5%
David P. Lauer	5,445		*
Dr. James G. Mathias	39,366		1.4%
David R. Meuse	36,235		1.3%
Diane D. Reynolds	2,945		*
Donald B. Shackelford	6,965		*
Frances A. Skinner	—		*
Directors, nominees, and executive officers as a group (9 persons)	358,897		13.0%
All other employees of the Company (65 persons)(4)	480,728	(5)	17.4%
5% Beneficial Owners
Wells Fargo & Company(6) One North Jefferson Avenue St. Louis, MO 63103	191,396		6.9%

(1)	Beneficial Ownership of less than one percent is represented by an asterisk (*). The percent of class is based upon (a) the number of shares beneficially owned by the named person, divided by (b) the total number of shares which are issued and outstanding as of March 29, 2010 (2,767,892 shares).

(2)	Includes 1,398 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(3)	Includes 2,153 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(4)	Includes all employees of Diamond Hill Investment Group, Inc. and its subsidiaries as of March 29, 2010, excluding the executive officers named in the table above. Each Employee has sole voting and sole dispositive over the shares the employee beneficially owns and the employees do not constitute a Group as defined by Rule 13d-1 of the Exchange Act.

(5)	Includes 47,411 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(6)	Based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission (“SEC”) on January 22, 2010, by Wells Fargo & Company. In this Schedule 13G/A, Wells Fargo & Company reported sole voting power and sole dispositive power over 191,396 shares, and Wells Fargo Advisors Financial Network, LLC reported sole voting power and sole dispositive power over 190,796 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than ten percent of the Company’s shares, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 and Form 5. Executive officers, directors and persons who beneficially own more than ten percent of the Company’s securities are required by SEC regulations to furnish to the Company

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copies of all Section 16(a) reports they file with the SEC. Based solely upon a review of the Forms 3, 4 and 5 furnished to the Company by these persons and statements made by these persons that no other Section 16(a) reports were required to be filed by them, there were, to the Company’s knowledge, no late or unfiled reports during the year ended December 31, 2009.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company’s Board guides the strategic direction of the Company and oversees its management. All of the Company’s directors are elected annually. Pursuant to the recommendation of the Nominating and Governance Committee, the Board has nominated the seven nominees listed below, six of whom are incumbents. All have been nominated by the Board to hold office until the next annual meeting of shareholders and until their respective successors are elected and qualified.

Dr. James G. Mathias, who has served as a director of the Company since 1993, will be retiring from the Board at the Annual Meeting and will not stand for reelection. The Board has nominated Ms. Frances A. Skinner for election to the seat being vacated by Dr. Mathias. The Board would like to thank Dr. Mathias for his dedicated service to the Company. Ms. Skinner was recommended for nomination by the CEO and CFO who have known Ms. Skinner for approximately three years and were impressed with her experience, temperament and knowledge of the investment management industry.

Recommendation of the Board of Directors; Vote Required

The Board recommends that you vote FOR all the nominees named below in this Proposal 1.  All properly executed proxies received in time to be tabulated for the Meeting will be voted FOR the election of the seven nominees named below unless otherwise specified. If any nominee becomes unable or unwilling to serve between the date of this proxy statement and the Meeting, proxies will be voted FOR the election of a replacement recommended by the Nominating and Governance Committee and approved by the Board of Directors.

Director Independence

The Board has determined that, with the exception of Mr. Dillon, all of the current directors are independent under the rules and independence standards of The NASDAQ Stock Market (“NASDAQ”), as well as applicable SEC requirements. There are no family relationships among the directors and executive officers of the Company.

The Nominees

The Board has determined that all of our director nominees are qualified to serve as directors of the company. In addition to the specific business experience listed below, each of our director nominees has the tangible and intangible skills and attributes which we believe are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the company, a willingness and commitment to assume the responsibilities required of a director of the Company, and the character and integrity we expect of our directors. The specific qualifications of each individual nominee are set forth under his or her name below.

The Board recommends that you vote FOR all of the following nominees:

Lawrence E. Baumgartner, CFA, age 51, has been an independent director of the Company since 2008, and serves on the Compensation Committee and Nominating and Governance Committee. Mr. Baumgartner has been a private investor since 2004. He was employed by Banc One Investment Advisors from 1999 to 2004 most recently serving as Chief Investment Officer of equity securities from 2003 to 2004, where he was responsible for overseeing the management of over $37 billion in assets. He has over 25 years of investment management experience.

Mr. Baumgartner also serves on the Investment Committee of the Columbus Foundation and the Columbus Zoo and Aquarium Endowment.

Mr. Baumgartner received his BS in Business Administration from The Ohio State University and his MBA from Ohio University. Mr. Baumgartner also holds the Chartered Financial Analyst designation.

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The Board believes that Mr. Baumgartner’s qualifications to serve on the Company’s Board of Directors include his substantial experience in investment management, including his experience as a chief investment officer of a large investment management firm.

R. H. Dillon, CFA, age 53, has been a director of the Company since 2001, and the President, CEO, and Chief Investment Officer of the Company since 2000. Prior to joining the firm in 2000, Mr. Dillon had been employed as a portfolio manager by Loomis, Sayles & Company since 1997. Mr. Dillon has over 30 years of experience in the investment management industry.

Mr. Dillon also serves on the board of the Columbus Association for the Performing Arts.

Mr. Dillon received his BS and MA from The Ohio State University and his MBA from University of Dayton. Mr. Dillon also holds the Chartered Financial Analyst designation.

The Board believes that Mr. Dillon’s qualifications to serve on the Company’s Board of Directors include his 10 years of experience as CEO and Chief Investment Officer with the Company, his in depth knowledge and involvement in the Company’s operations and his more than 30 years of experience as an investment professional.

David P. Lauer, CPA, age 67, has been an independent director of the Company since 2002, and is the chairman of the Audit Committee. Mr. Lauer retired from Bank One, Columbus in 2001, where he had served as President and Chief Operating Officer from 1997 to 2001. Mr. Lauer is also a retired partner of Deloitte & Touche LLP, an international accounting and consulting firm, where he was Managing Partner of the Columbus Ohio office from 1989 to 1997. Mr. Lauer has over 40 years of experience in accounting and financial matters.

Mr. Lauer is a director of Huntington Bancshares, a multi-state diversified financial holding company, and serves as chairman of the Audit Committee and member of the Capital Planning Committee. He is also a director of R.G. Barry Corporation, a retail developer and marketer of accessory footwear, and serves on the Audit, Compensation, and Nominating and Governance Committees. Mr. Lauer also serves on the board of W. W. Williams Company, Evans Corporation, and On-Line Computer Library Center, Inc, all of which are private or non-for-profit organizations. Mr. Lauer also served as a director of Wendy’s International from 2000 to 2008, Tim Horton’s Inc. from 2006 to 2007, and AirNet Systems, Inc. from 1999 to 2006.

Mr. Lauer has an undergraduate degree from Capital University and a master in accountancy from Ohio University. Mr. Lauer is also a Certified Public Accountant.

The Board believes that Mr. Lauer’s qualifications to serve on the Company’s Board of Directors include his substantial experience in accounting and financial matters, including his significant experience as a certified public accountant, his prior role as President and Chief Operating Officer of Bank One-Columbus, and his experience as a director of other public companies.

David R. Meuse, age 64, has been an independent director and chairman of the board of the Company since 2001, and is the chairman of the Nominating and Governance Committee. Mr. Meuse is employed by Stonehenge Financial Holdings, Inc., a provider of financial and advisory services, where he has served as a principal and chairman of Stonehenge Partners since co-founding the firm in 1999. Prior to founding Stonehenge, Mr. Meuse was employed by Banc One Capital Holdings Corporation, the holding company for the investment banking, merchant banking, brokerage, investment advisory and insurance activities of Bank One Corporation, where he served as Chairman and Chief Executive Officer from 1990 to 1999. Mr. Meuse has over 40 years of experience in the financial services industry.

Mr. Meuse is a director of State Auto Financial Corporation, a super-regional property and casualty insurance company, and serves as chairman of the Investment Committee, and member of the Audit, Nominating and Governance, and Compensation Committees. Mr. Meuse also serves on the board of The Columbus Foundation, where he is the chairman, Kenyon College, ORIX USA Corporation, Diamond Cellar, and The Columbus Partnership, all of which are private or non-for-profit organizations.

Mr. Meuse received his BA in Political Science from John Carroll University and subsequently attended Cleveland-Marshall College of Law at Cleveland State University and the University of Pennsylvania, Wharton School of Finance, Securities Industry.

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The Board believes that Mr. Meuse’s qualifications to serve on the Company’s Board of Directors include his 10 years of experience as chairman of the Board and his knowledge of the Company and its operation, his 40 years of experience in the financial services industry, and his experience as a director of another public company.

Diane D. Reynolds, age 50, has been an independent director of the Company since 2001, and serves on the Audit and Compensation Committees. Ms. Reynolds is employed as an attorney by Taft, Stettinius & Hollister LLP, a law firm, where she has served in the Business and Finance Department since 2004. She is also VP and General Counsel of Ecommerce, Inc., where she has served since 2009. She has practiced law for over 24 years.

Ms. Reynolds has an undergraduate degree from The Ohio State University, a J.D. from Capital University School of Law, and a MBA from the University of Chicago.

The Board believes that Ms. Reynolds’ qualifications to serve on the Company’s Board of Directors include her nine years of experience on the board, her significant experience as an attorney, and her general experience in business and financial matters.

Donald B. Shackelford, age 77, has been an independent director of the Company since 2005, is the chairman of the Compensation Committee, and serves on the Nominating and Governance Committee. Mr. Shackelford retired from Fifth Third Bank, Central Ohio (successor to State Savings Bank) in 2008, where he had served as Chairman from 1998 to 2008. Prior to joining Fifth Third Bank, Mr. Shackelford served as Chairman and CEO of State Savings Bank for 25 years, until its acquisition by Fifth Third Bank in 1998.

Mr. Shackelford is a director of The Progressive Corporation, a national property and casualty insurance company, and serves as a member of the Investment and Capital Committee although he intends to retire from that board in April 2010. Mr. Shackelford also serves on the board of Granville Golf Course Company, Heads & Threads International, LLC, and Lowell Group, all of which are private or non-for-profit organizations. Mr. Shackelford also served as a director of Limited Brands, Inc. from 1976 to 2005.

Mr. Shackelford received his BA from Denison University and his MBA from Harvard Business School.

The Board believes that Mr. Shackelford’s qualifications to serve on the Company’s Board of Directors include his substantial experience in banking and financial services and his experience as a director of another public company.

Frances A. Skinner, CFA, CPA, age 45, is a nominee as an independent director of the Company. Ms. Skinner has been a partner with AUM Partners, LLC, a management consulting firm specializing in the investment management industry, since 2009. Prior to joining AUM Partners, she was a principal with Focus Consulting Group, Inc. from 2003 to 2009. Ms. Skinner also spent 16 years at Allstate Investments, LLC, where she worked on developing compensation and incentive programs for investment professionals. Ms. Skinner has over 24 years of experience in the areas of investment management, finance and consulting. She is a co-author of the book High Performing Investment Teams (Wiley, 2006).

Ms. Skinner received her BA from St. Xavier University and her MBA from the University of Illinois — Chicago. Ms. Skinner also holds the Chartered Financial Analyst designation and is a Certified Public Accountant.

The Board believes that Ms. Skinner’s qualifications to serve on the Company’s Board of Directors include her significant experience in the global investment management industry and experience in developing and consulting on matters of leadership, teamwork, performance evaluation, and compensation practices.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF LAWRENCE E. BAUMGARTNER, R. H. DILLON, DAVID P. LAUER, DAVID R. MEUSE, DIANE D. REYNOLDS, DONALD B. SHACKELFORD, AND FRANCES A. SKINNER AS DIRECTORS OF THE COMPANY.

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THE BOARD OF DIRECTORS AND COMMITTEES

The Board held a total of five meetings during the year ended December 31, 2009. Each director attended 100% of the combined total number of meetings of the Board and Board committees of which he or she was a member. Consistent with the Company’s Corporate Governance Guidelines, the independent directors met in executive session at four of the Board meetings in 2009. Our Corporate Governance Guidelines provide that all directors are expected to attend each annual meeting of shareholders. All of our incumbent directors attended our 2009 Annual Meeting of Shareholders.

Corporate Governance

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. The Board has adopted a written charter for each Committee. Current copies of each committee charter and our Corporate Governance Guidelines are available at our Web site, www.diamond-hill.com, by clicking the “Investor & Media Relations” tab followed by the “Investor Relations” tab.

Pursuant to rules promulgated under the Sarbanes-Oxley Act, the Board has adopted a Code of Ethics for Principal Executive and Senior Financial Officers. This code is intended to deter wrongdoing and promote honest and ethical conduct, full, timely and accurate reporting, compliance with laws, and accountability for adherence to the code, including internal reporting of code violations.

The Company also has a Code of Business Conduct and Ethics that is applicable to all of our employees and directors, a copy of which is filed as an exhibit to our Form 10-K filed with the SEC. It is the Company’s policy to require all employees to participate annually in continuing education and training relating to the Code of Business Conduct and Ethics.

Audit Committee

Mr. Lauer, Dr. Mathias and Ms. Reynolds serve on the Audit Committee, which met four times during 2009. The Board of Directors has determined that each Committee member met independence and financial literacy rules and standards of the SEC and NASDAQ. The Board also has concluded that Mr. Lauer, the Chairman of the Audit Committee, meets the criteria for an audit committee financial expert as established by the SEC.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to (1) the retention of our independent registered public accounting firm, including oversight of the terms of its engagement and its performance, qualifications and independence, and (2) the integrity of our financial statements, other financial information provided to shareholders, and our internal control structure. The Audit Committee also reviews all related person transactions for potential conflicts of interest situations on an ongoing basis and all such transactions must be approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The report of the Audit Committee appears below the heading “REPORT OF THE AUDIT COMMITTEE.”

Compensation Committee

Mr. Baumgartner, Mr. Shackelford and Ms. Reynolds serve on the Compensation Committee, which met four times during 2009. Mr. Shackelford serves as the Chairman of the Compensation Committee. The Board of Directors has determined that each of these members meets the independence criteria of NASDAQ. No member of the Compensation Committee is or has been an officer or employee of the Company or has had any relationship requiring disclosure by us under Item 404 of SEC Regulation S-K. In addition, no member of the Compensation Committee or Board is employed by a company whose board of directors includes a member of our management.

The primary purpose of the Compensation Committee is to review and approve the Company’s executive compensation policies, evaluate the performance of the Company’s executive officers in light of corporate goals and objectives approved by the Compensation Committee, approve the annual salary, bonus, stock grants and other benefits, direct and indirect, of our executive officers and other senior employees, make recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determine director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers the

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Company’s equity and other incentive plans. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Nominating and Governance Committee

Messrs. Baumgartner, Meuse, and Shackelford serve on the Nominating and Governance Committee, which was established on February 26, 2009 and met three times during 2009. Mr. Meuse serves as the chairman of the committee. The Board of Directors has determined that all committee members meet the independence criteria of NASDAQ.

The primary purpose of the Nominating and Governance Committee is to maintain and cultivate the effectiveness of the Company’s Board of Directors and oversee the Company’s governance policies. Among the committee’s responsibilities are Board and committee composition, director qualifications, orientation and education, and Board evaluations. Members identify, evaluate, and nominate Board candidates; review compliance with director stock ownership guidelines; and oversee procedures regarding shareholder nominations and other communications to the Board. In addition, they are responsible for monitoring compliance with and recommending any changes to the company’s Corporate Governance Guidelines. Additional information regarding the committee’s activities appears under the heading “Nominations and Corporate Governance.”

Compensation of Directors

The Compensation Committee is responsible for periodically reviewing and recommending to the Board the compensation of independent directors. The following table sets forth information regarding the compensation earned by, or paid to, directors who served on our Board of Directors in 2009. Mr. Dillon, who is also President and Chief Executive Officer, does not receive separate directors’ fees and has been omitted from this table.

2009 Director Compensation(1)

	Fees Earned
	or Paid	Stock
Name	in Cash	Awards(2)	Total

Lawrence E. Baumgartner	$15,000	$30,000	$45,000
David P. Lauer	$17,000	$30,000	$47,000
Dr. James G. Mathias	$12,000	$30,000	$42,000
David R. Meuse	$19,750	$30,000	$49,750
Diane D. Reynolds	$16,000	$30,000	$46,000
Donald B. Shackelford	$20,000	$30,000	$50,000

(1)	Includes only those columns relating to compensation awarded to, earned by, or paid to non-employee directors for their services in 2009. All other columns have been omitted.

(2)	Represents the full grant-date fair value computed by multiplying the total shares granted by the closing price of the shares on the grant date. All shares were fully vested on the grant date, and therefore, this amount also reflects the expense incurred and recognized in the Company’s financial statements. On February 23, 2009, each director, received a grant of 807 shares for service as a non-employee director, which had a value of $30,000 based on the market price of the shares on that date. These shares were granted under the 2005 Employee and Director Equity Incentive Plan. For information on the expensing of these awards, please see note 5 to the consolidated financial statements contained in Form 10-K for the year ended December 31, 2009.

Fees and Other Compensation

Non-employee directors receive the following:

•	An annual retainer of $30,000;

•	An annual retainer of $5,000 for the chairs of the Board and each Committee;

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•	A fee of $2,000 for each board meeting attended;

•	A fee of $1,000 for each committee meeting attended; and

•	Directors and all employees of Diamond Hill and its related affiliates are eligible to have our sponsored Diamond Hill Foundation match personal gifts up to an annual limit to qualified charitable organizations. For 2009, directors and employees were eligible to have up to $1,000 matched.

Ownership and Retention Guidelines

Effective February 25, 2010, each non-employee director is required to hold and retain 100% of the shares of our common stock, granted to them for as compensation, for their entire term as a director on the Board. They may not sell any of the shares granted to them until they conclude their service as a director on the Board.

NOMINATIONS AND CORPORATE GOVERNANCE

The Nominating and Governance Committee has general oversight responsibility for assessment and recruitment of new director candidates, as well as evaluation of director and board performance and oversight of governance matters for the Company. The Committee adopted Corporate Governance Guidelines on February 25, 2010. Other specific actions taken during 2009 are set forth below.

Board Leadership and Composition

We believe separating the roles of Chairman and CEO provides for a strong governance and oversight structure. David Meuse has served as independent non-executive chairman since 2001 and R. H. Dillon has served as CEO since joining the firm in 2000. The Chairman approves Board agendas and schedules, chairs all executive sessions of the independent directors, acts as liaison between the independent directors and management, oversees the information distributed in advance of Board meetings, is available to the Secretary to discuss and, as necessary, respond to shareholder communications to the Board, and calls meetings of the independent directors.

Six of the seven members of the Company’s Board are independent under NASDAQ standards. In addition, the Nominating and Governance Committee, the Audit Committee, and the Compensation Committee are all comprised entirely of independent directors. Overall, the Company believes that the Board structure is designed to foster critical oversight, good governance practices, and the interests of the Company and its shareholders.

Board’s Role in Risk Oversight

The Board’s role in the Company’s risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including client investment performance, operational, financial, legal and regulatory, and strategic risks. The Audit Committee is responsible for overseeing risks relating to the Company’s accounting matters, financial reporting and legal and regulatory compliance. To satisfy these oversight responsibilities, the Audit Committee meets regularly with management and Plante & Moran. The Compensation Committee is responsible for overseeing risks relating to employment policies and the Company’s compensation and benefits programs. To satisfy these oversight responsibilities, the Compensation Committee meets regularly with management to understand the implications of compensation decisions, particularly the risks that the Company’s compensation policies pose to the Company’s finances and its relationship with employees.

Planning Group

R. H. Dillon, CEO and James F. Laird, CFO, serve as executive management of the Company. Given the entrepreneurial nature of the Company, the relatively small number of total employees, and the high proficiency level of all associates, it is management’s desire to remain a relatively “flat” organization with minimal levels of formal management. The Company also realizes the importance of consensus among senior management to the overall direction and performance of the Company. During 2009 the Company formed the Planning Group, which is comprised of seven associates representing all functional areas of the organization. The Planning Group was formed to provide additional depth and expertise to help executive management and the Board, without adding formal

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management layers. The Planning Group collaborates and recommends action on various company initiatives and the overall direction of the firm. The Planning Group is comprised of the following individuals: Chris Bingaman — portfolio management, Chris Welch — portfolio management, Rick Snowdon — investment research, Jason Downey — investment research, Laurie Riebel — client management, James Bishop — sales management, and Gary Young — business management. The Company believes that the Planning Group in conjunction with the CEO and CFO is an appropriate and effective organizational structure for Diamond Hill.

Director Orientation and Continuing Education and Development

When a new independent director joins the Board, the Company provides an informal orientation program for the purpose of providing the new director with an understanding of the operations and the financial condition of the Company. In addition, each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director. To assist the directors in maintaining such level of expertise, the Company may, from time to time, offer continuing education programs in addition to briefings during Board meetings relating to the competitive and industry environment and the Company’s goals and strategies.

Director Qualifications and the Nominations Process

The Nominating and Governance Committee believes that the nominees presented in this proxy statement would constitute a Board with an appropriate level and diversity of experience, education, skills, and independence. We routinely consider whether additional independent directors should be added to the Board and may add new members in the future.

The Nominating and Governance Committee supervises the nomination process for directors. It considers the performance, independence, diversity, and other characteristics of our incumbent directors, including their willingness to serve, and any change in their employment or other circumstances in considering their renomination each year. In considering diversity, the Nominating and Corporate Governance Committee considers diversity of background and experience as well as gender and other forms of diversity. The Company does not, however, have any formal policy regarding diversity in identifying nominees for a directorship, but rather, considers it among the various factors relevant to any particular nominee. In the event that a vacancy exists or it decides to increase the size of the Board, the Nominating and Corporate Governance Committee identifies, interviews and examines, and make recommendations to the Board regarding, appropriate candidates.

The Nominating and Governance Committee identifies potential candidates principally through suggestions from the Company’s directors and senior management. The CEO and Board members may also seek candidates through informal discussions with third parties. The Company has not historically retained search firms to help identify director candidates.

In evaluating potential candidates, the Nominating and Governance Committee considers, among other factors, independence from management, experience, expertise, commitment, diversity, number of other public company board and related committee seats held, potential conflicts of interest, and the composition of the Board at the time of the assessment. All candidates for nomination must:

•	demonstrate strong character and integrity;

•	have sufficient time to carry out their duties;

•	have experience at senior levels in areas of expertise helpful to the Company and consistent with the objective of having a diverse and well-rounded Board; and

•	have the willingness and commitment to assume the responsibilities required of a director of the Company.

In addition, candidates expected to serve on the Audit Committee must meet independence and financial literacy qualifications imposed by NASDAQ and by the SEC and other applicable law. Candidates expected to serve on the Nominating and Governance Committee or the Compensation Committee must meet independence qualifications set out by NASDAQ, and members of the Compensation Committee may also be required to meet additional independence tests. The evaluation process of potential candidates also includes personal interviews, and discussions with appropriate references. Once the Nominating and Governance Committee has selected a

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candidate, it recommends the candidate to the full Board for election if a vacancy occurs or is created by an increase in the size of the Board during the course of the year, or for nomination if the director is to be first elected by shareholders. All directors serve for one-year terms and must stand for re-election annually.

The Board does not currently have any specific policies regarding the consideration of director candidates recommended by shareholders and will consider shareholder recommendations for directors using the process and criteria set forth above. The Nominating and Governance Committee will direct the Company’s director nomination process. It is expected that certain aspects of this process will change, although the Nominating Committee has not changed anything as of the date of this Proxy Statement. Further, the Nominating and Governance Committee may, in its discretion, adopt policies in the future regarding the consideration of director candidates recommended by shareholders. Shareholder recommendations for Board candidates must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and us within the last three years, and evidence of the recommending person’s ownership of our common shares.

Certain Relationships and Related Person Transactions

The Board recognizes that related person transactions present a heightened risk of conflicts of interest. The Company currently has no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K, and has not had any such transactions in the recent past. As such, the Company does not believe it is necessary to have a written policy specifically dealing with related person transactions. The Audit Committee will review any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2009. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

The following information describes the business experience during the past five years of James F. Laird, the Company’s only Named Executive Officer other than Mr. Dillon. Mr. Dillon’s experience is described above under the heading “PROPOSAL 1 — ELECTION OF DIRECTORS.” The Company has no executive officers other than our Named Executive Officers. Each Named Executive Officer devotes his full time and effort to the affairs of the Company.

James F. Laird, age 53, has been Chief Financial Officer, Treasurer, and Secretary of the Company since 2001. He also serves as President of Diamond Hill Funds since 2001. Prior to joining the firm in 2001, Mr. Laird was employed by various affiliates of Nationwide Insurance, most recently serving as Senior Vice President of Villanova Capital, from 1987 to 2001.

Mr. Laird also serves on the board of Ohio Dominican University, and is the Chairman of the Audit Committee.

Mr. Laird received his BS in Accounting from The Ohio State University and holds series 7, 24, and 27 licenses with FINRA. He is also a Certified Public Accountant (inactive).

Compensation Discussion and Analysis

Background

The Company is in the investment management industry. Human capital is the most important resource in this industry. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital intensive. The Company is heavily dependent on talented individuals, which are the Company’s most important resource. Attracting and retaining people can be more difficult, given the high percentage of a firm’s value-proposition which is attributable to key people.

The balancing effort is particularly challenging because the Company was essentially a start-up in May 2000, but yet had the unusual legacy of being a publicly owned company, in contrast to the industry norm of partnership-

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like structures for investment management firms of a similar size. The Company has been able to attract and retain quality people due to:

•	An investment-centric culture,

•	Ownership in the business,

•	Central Ohio location, and

•	Nationally competitive compensation.

Compensation, which is a critical element in a business so dependent on talented employees, is often directly related to firm profitability levels. This requires a balancing of the economics of the business between increasing shareholder value and retaining and rewarding the employees who generate the profits and are dedicated to producing client investment results. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, the Company attempts to enact a thoughtful alignment of incentives that may pertain more so to the Company than others in the industry, because of the ownership structure. As of February 28, 2010, on a fully diluted basis, employees and directors owned approximately 30% of the firm. In contrast, many competitor firms are owned entirely by their employees.

Compensation Program Objectives

The Company seeks to attract and retain people with integrity, intelligence and energy. All employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance, while the amount of the overall available incentive pool is based on (i) overall firm investment and operating performance, (ii) market compensation data and (iii) the profitability of the firm compared to other investment management firms.

In addition to their annual incentive compensation, upon commencing employment with the Company certain individuals were awarded options, warrants, restricted stock or a combination as an incentive to their continued employment. Generally these awards vest over five years to promote employee retention and long-term employee ownership. All options and warrants previously granted to these individuals have been fully exercised and the Company’s current practice for this type of award is to grant restricted stock that vests over five years. The Company also seeks to increase the ownership percentage of all employees because it feels that will encourage all employees to act and think like owners. While compensation amounts differ depending upon position, responsibilities, performance and competitive data, the Company seeks to reward all employees with similar compensation components based on these same objectives.

Rewards Based on Performance

The Company’s primary business objective is to meet its fiduciary duty to clients. Specifically, the focus is on long-term, five-year investment returns, with goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar investment strategies and absolute returns are sufficient for the risk associated with the asset class. As it relates to the Company’s investment professionals, the compensation program is designed to reward performance that supports these objectives. For those employees who are not a part of the Company’s investment team, the compensation program varies but is based on rewarding individual performance that helps the Company meet its fiduciary duty to clients. The Company’s second objective is to fulfill its fiduciary duty to shareholders by managing the firm and its assets to increase shareholder value over time. To support that objective, the named executive officers, CEO, Mr. R. H. Dillon and CFO, Mr. James F. Laird are incented based on achieving operating profit margins that the Compensation Committee believes are fair and competitive.

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Compensation Setting Process

Role of the Compensation Committee

The Compensation Committee of the Board of Directors (the “Committee”) has overall responsibility for evaluating and approving the structure, operation and effectiveness of the Company’s compensation plans, policies and programs for all employees. The Committee consists of Lawrence E. Baumgartner, Diane D. Reynolds, and Donald B. Shackelford. Mr. Shackelford serves as Chairman. Each member of the Committee is an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and a “non-employee director” for purposes of Section 16(b) of the Securities Exchange Act of 1934. The Committee is specifically charged with the following:

•	To review and approve the corporate goals and objectives relevant to the compensation of the CEO, to evaluate the CEO’s performance in light of these goals and objectives, and, based on this evaluation, make recommendations to the Board for the independent Directors to approve the CEO’s compensation level (including any long-term incentive or other compensation under any incentive-based or equity-based compensation plan);

•	To review management’s recommendations and make recommendations to the Board with respect to Director and other non-CEO executive officer compensation provided; however, that the Committee has full decision-making powers with respect to compensation intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

•	To retain compensation consultants as necessary to assist in its evaluation of Director, CEO or other senior executive compensation programs or arrangements. The Committee also has the authority to obtain advice and assistance from internal or external legal, accounting or other advisors;

•	To review management’s recommendations and make recommendations to the Board with respect to incentive-based compensation and equity-based compensation plans and programs that are subject to Board approval, and that may be applicable to all or any portion of the employees of the company and/or its subsidiaries; and

•	To exercise all power and authority of the Board in the administration of equity-based incentive compensation plans.

The Committee considers the sum of all pay elements when reviewing annual compensation recommendations for the Company’s named executive officers. Although the framework for compensation decision-making is tied to the Company’s overall financial performance and the creation of long-term shareholder value, the Committee retains discretion to make recommendations to the Board for the independent Directors to approve individual compensation based on other performance factors such as demonstrated management and leadership capabilities and the achievement of certain investment performance results and other strategic operating results.

Role of Management

The Company’s CEO evaluates the CFO as part of the annual review process and makes recommendations to the Committee regarding all elements of executive compensation paid to him. Changes in executive compensation proposed by the Company’s CEO are based on the individual executive’s performance, the compensation of individuals with comparable responsibilities in competing or similar organizations, and the profitability of the Company. At the Committee’s request, the Company’s CEO and CFO attend Committee meetings to provide compensation and other information to the Committee, including information regarding the design, implementation and administration of the Company’s compensation plans. The Committee also meets in executive sessions without the presence of any executive officer whose compensation the Committee is scheduled to discuss.

Use of Compensation Consultants and Surveys in Determining Executive Compensation

The Committee’s written charter provides the Committee the authority to retain an independent outside executive compensation consulting firm to assist in evaluating policies and practices regarding executive compensation and provide objective advice regarding the competitive landscape. However, historically the Committee has not engaged compensation consultants. In 2009, the Committee relied on third-party executive pay analyses

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obtained as described below and did not hire an external consultant to assist them in its evaluation of pay practices for the Company’s named executive officers.

Each year the Company obtains and summarizes an asset management industry pay analysis prepared by McLagan Partners, a compensation specialist focusing on the asset management industry. The companies in the McLagan Partners’ analysis include over 100 public and private asset management companies with which the Company competes. This analysis provides the Committee with a general overview of compensation trends in the asset management industry. The Committee does not define a specific peer group, but rather relies on a broad view of the analysis. The Committee does not set any compensation elements or levels based on targeting a certain percentile from the survey, but rather sets compensation that it believes to be competitive and based on the executive’s value to the Company. The survey is just one of many factors that the Committee considers when determining executive compensation. Management and the Committee believe this broad view of the analysis is appropriate because the Company competes with both public and private asset management firms regardless of their size and scope of operations.

Elements of Compensation

The compensation for the Company’s named executive officers is comprised of the following elements:

•	Base salary;

•	Annual performance-based incentive awards;

•	Retirement plan benefits; and

•	Other benefits and perquisites made available to all Company employees

Base Salary

Base salaries for the Company’s named executive officers are intended to provide a fixed level of cash compensation that is appropriate given the executive’s role in the organization. Generally, base salaries are determined by 1) scope of responsibility and complexity of position, 2) performance history, 3) tenure of service, 4) internal equity within the Company’s salary structure, and 5) relative salaries of persons holding similar positions at companies within the investment management industry and are designed to reward knowledge and experience. In December 2008, the Compensation Committee made the determination not to increase the base salaries of the named executive officers for fiscal year 2009. Consistent with the Company’s desire to have the majority of total compensation paid to named executive offices at risk in the form of incentive compensation, 18 percent of the total named executive officers’ compensation in fiscal 2009 (as defined in the Summary Compensation table) was paid in the form of base salaries.

Annual Performance-based Incentive Awards

The Company’s annual performance-based compensation awards for the named executive officers are designed to advance the interests of the Company and its shareholders by linking the compensation of the named executive officers to Company performance and the achievement of financial goals in the current fiscal year. A substantial portion of the named executive officers’ total compensation is in the form of annual performance-based compensation, and a substantial portion of that compensation is in the form of equity grants that are restricted from sale for a period of time.

The Company maintains two plans under which incentive awards are made. The 2006 Performance-Based Compensation Plan (the “2006 Plan”) is an incentive compensation plan designed to satisfy the requirements of Section 162(m) of the Internal Revenue Code. This plan was approved by the Company’s shareholders at its 2006 annual meeting. The cash portion of any award is governed by the 2006 Plan and the applicable award agreement with the participant under that plan. Additionally, the 2006 Plan provides that portions of incentive awards under the 2006 Plan may be paid in Company stock. Stock earned pursuant to incentive awards under the 2006 Plan is paid in the form of “stock grants” made under the Company’s 2005 Employee and Director Equity Incentive Plan (the

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“2005 Plan”), which is an equity compensation plan that was approved by the Company’s shareholders at its 2005 annual meeting.

The Company establishes an “annual incentive plan” each year in which it establishes a performance-based incentive pool (the “Bonus Pool”) for all eligible employees. This annual incentive plan comprises the framework and sets the specific goals under which awards will be made for that year under the 2006 Plan and the 2005 Plan. The Bonus Pool is calculated each year based on revenue multiplied by the target operating profit margin less operating expenses (excluding the expense related to such incentive awards). In setting the target operating profit margin, the Committee attempts to balance the economics of the business between increasing shareholder value and the retaining and rewarding the employees who generate the profits and are dedicated to producing client investment results. In doing so, the Committee reviews data on public and private asset management company profit margin trends, the expected growth of the Company, and staffing levels. The target operating profit margin, excluding the results of Beacon Hill Fund Services (the “adjusted profit margin”) for 2009 ranged from 27% at $30 million in revenues to 32% at $50 million in revenues. The results of Beacon Hill Fund Services were excluded from the target operating profit margin in 2008 and 2009 because it is a start-up subsidiary of the Company.

Annual performance-based incentive awards paid to the named executive officers under the 2006 Plan are based upon the achievement of a specific performance target for the Company. The performance target is determined at the beginning of each performance period, taking into the consideration the performance target from the prior year, forecasted revenue, and the requirements of Section 162(m) of the Internal Revenue Code. Once it is determined that the performance target has been meet, the calculation of the individual awards under the plan are determined. The Committee is responsible for determining eligibility for participation in the 2006 Plan. The Committee is also responsible for determining the maximum award potential for each participant, the objective performance goal(s) against which performance will be measured, certifying whether the performance goal(s) have been met, and, ultimately, the percentage of the award potential to be paid to each participant upon goal achievement. The maximum award potential for each participant is generally set as a percentage of the Bonus Pool as explained above. Awards made under the 2006 Plan are capped at $5 million for each 2006 Plan participant on an annual basis.

Under the terms of Mr. Dillon’s employment agreement with the Company, if, without Mr. Dillon’s consent, the percentage assigned to Mr. Dillon of any bonus pool created by the Company for its employees is less than 20%, Mr. Dillon may resign and terminate his employment with Company for good reason. In 2008 and 2009, in order to permit other employees to receive a larger bonus opportunity, Mr. Dillon consented to receiving less than 20% of the Bonus Pool.

In March 2009, the Committee established the following performance criteria for the year ended December 31, 2009, and the related potential award amounts that the named executive officers, R. H. Dillon and James F. Laird, would be eligible to earn upon achievement of that performance criterion:

•	If adjusted profit margin was at or above 31 percent then Mr. Dillon and Mr. Laird would be eligible to earn 20 percent and 5 percent, respectively, of the Bonus Pool;

•	If adjusted profit margin was between 16 and 31 percent then Mr. Dillon and Mr. Laird would be eligible to earn between 0 percent and 20 percent and 0 percent and 5 percent, respectively, of the Bonus Pool determined through linear interpolation with 0% as the floor if adjusted profit margin is 16 percent or less and 20 percent as the ceiling if adjusted profit margin is equal to 31 percent; and

•	If the adjusted profit margin was below 16 percent then Mr. Dillon and Mr. Laird would not be eligible for any award.

The Company recorded adjusted profit margin of 31 percent which resulted in a Bonus Pool of $12.3 million for the year ended December 31, 2009. Management provided the Board with a report related to the meeting of the pre-established performance target. Based upon that report, the Board certified that the pre-established performance target was met for the purpose of the plan and that the named executive officers were eligible for the maximum potential award related to the achievement of the respective adjusted profit margin. The Committee then granted Mr. Dillon $2 million or 16.3 percent of the performance based incentive pool and granted Mr. Laird $565 thousand or 4.6 percent of the performance based incentive pool. Of these total performance-based incentive awards,

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approximately 75% of Mr. Dillon’s award and 70% of Mr. Laird’s award were made in the form of restricted stock grants that were immediately vested but were restricted from sale. The remainder of the awards was made in cash. In determining the percentage of the awards that should be in cash versus equity the Committee considered management’s recommendation and the Company’s overall desire to continually increase employee ownership to further align employees and shareholders.

The Company has no formal policy to adjust prior incentive awards to reflect restatement or adjustment of financial results. The Company believes that due to the nature of its business, material restatements or prior period adjustments to operating results are highly unlikely. Individual awards made under the annual incentive plan are based on the factors discussed above and may increase or decrease materially from year to year consistent with similar changes in the relevant factors such as profitability and individual performance. The Company gives no weight to the economic impact of prior awards in making awards for the current year.

Retirement Plan Benefits

The Company provides retirement benefits through the Diamond Hill Investment Group 401k Plan. The named executive officers are entitled to participate in this plan on the same terms and conditions as all other employees. The plans do not involve any guaranteed minimum or above-market returns, as plan returns depend on actual investment results.

Other Benefits and Perquisites

The Company does not provide supplemental retirement plan benefits or non-qualified compensation plans to the named executive officers. As a general rule, the Company does not provide any perquisites or other personal benefits to its named executive officers that are not offered on an equal basis to all employees. The Company’s named executive officers are entitled to participate in benefit programs that entitle them to medical, dental, short-term, and long-term disability insurance coverage that are available to all employees.

Post Employment Payments

Only the CEO has an employment contract which provides for payments upon termination of employment. The maximum payment that Mr. Dillon could receive in the event of his termination without cause is one year’s salary, one year’s incentive bonus (based on the prior year’s bonus) and a prorated incentive bonus for the year of termination. More information on the employment agreement with our CEO and termination payments thereunder is set forth under the heading “Employment Agreements and Change in Control Benefits.”

Stock Ownership Guidelines

We have a stock ownership policy for our executive officers. This policy provides that our named executive officers and other key executives are expected to reach levels of ownership determined as a stated multiple of an executive’s base salary within five years after the adoption of the guidelines or, if later, within five years from the date when the executive assumed his or her position. The stated ownership multiples are five times base salary for the CEO and President, three times base salary for the CFO. Both named executive officers are in compliance with this program.

Risks Related to Compensation Policies and Practices

As part of its oversight of the Company’s executive and non-executive compensation programs, the Compensation Committee considers how current compensation programs, including the incentives created by compensation awards, affects the Company’s risk profile. In addition, the Company reviews its compensation policies, particularly the incentives that they create, to determine whether they encourage an appropriate level of risk-taking and do not present a significant risk to the Company. The Compensation Committee also considered the following risk mitigating factors:

•	Current compensation programs reward portfolio managers and research analysts on trailing five year investment performance in client accounts;

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•	A majority of incentive compensation is in the form of equity-based awards;

•	Sale restriction periods for equity-based compensation awards that encourage executives and other employees to focus on the long-term performance of the Company;

•	The Committee’s discretionary authority to adjust annual incentive awards, which helps mitigate business risks associated with such awards;

•	The Company’s internal control over financial reporting and other financial, operational and compliance policies and practices currently in place; and

•	Base salaries consistent with executives’ responsibilities so that they are not motivated to take excessive risks to achieve a reasonable level of financial security.

Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table for 2009

The following table sets forth the compensation paid to or earned by Mr. Dillon and Mr. Laird during 2009, 2008 and 2007. The Company has no other executive officers. Additional information on the elements of compensation included in the table below, including a discussion of the amounts of certain components of compensation in relation to others, is available under the heading “Compensation Discussion and Analysis” above.

				Non-Equity
Name and				Incentive Plan	All Other
Principal			Stock Awards	Compensation	Compensation
Position	Year	Salary	(1)	(2)	(3)	Total

R. H. Dillon	2009	$360,000	$1,500,000	$500,000	$34,200	$2,394,200
President and	2008	$360,000	$929,750	$1,150,250	$32,400	$2,472,400
Chief Executive Officer	2007	$360,000	$1,750,000	$740,000	$31,800	$2,881,800
James F. Laird	2009	$200,000	$395,000	$170,000	$26,400	$791,400
Secretary, Treasurer and Chief	2008	$200,000	$350,000	$170,000	$26,400	$746,400
Financial Officer	2007	$180,000	$475,000	$147,500	$24,000	$826,500

(1)	Represents the full grant date fair value computed by multiplying the total number of shares granted by the closing price of the shares on the grant date. These shares were awarded to Messrs. Dillon and Laird under the 2005 Plan as partial payment for amounts earned under our 2009, 2008 and 2007 annual incentive plans. All shares were fully vested on the grant date but were restricted from sale for a period of time. The below table shows the details of the specific number of shares granted for each annual incentive plan year:

	Incentive	Shares		Sale Restriction
Name	Plan Year	Granted	Grant Date	Period

R. H. Dillon	2009	21,502	February 17, 2010	One Year
	2009	2,801	February 17, 2010	Five Years
	2008	25,000	February 23, 2009	One Year
	2007	25,000	January 18, 2008	One Year
James F. Laird	2009	4,999	February 17, 2010	One Year
	2009	1,401	February 17, 2010	Five Years
	2008	9,411	February 23, 2009	One Year
	2007	6,786	January 18, 2008	One Year

(2)	Represents cash awards paid to Messrs. Dillon and Laird as partial payment for amounts earned under our 2009, 2008 and 2007 annual incentive plans. For more information on our annual incentive plan, please see the information above under the heading “Compensation Discussion and Analysis.”

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(3)	The following types of compensation are included in the all other compensation column:

			Contributions to
		Contributions to	Health Savings
		Retirement Program	Account
Name	Year	(a)	(a)	Total

R. H. Dillon	2009	$29,400	$4,800	$34,200
	2008	$27,600	$4,800	$32,400
	2007	$27,000	$4,800	$31,800
James F. Laird	2009	$24,000	$2,400	$26,400
	2008	$24,000	$2,400	$26,400
	2007	$21,600	$2,400	$24,000

(a)	Company contributions to Retirement Program and employee Health Savings Accounts are offered to all employees of the Company and its affiliates.

Grants of Plan Based Awards for 2009.  The following table sets forth information regarding annual incentive plan awards to each of the Named Executive Officers for the year ended December 31, 2009.

												All
												Other	All Other
												Stock	Option		Grant
												Awards:	Awards:	Exercise	Date Fair
		Estimated Possible Payouts					Estimated Possible Payouts					Number of	Number of	Or Base	Value of
		Under Non-Equity Incentive Plan					Under Equity Incentive					Shares of	Securities	Price of	Stock and
	Grant	Awards(2)					Plan Awards(2)					Stock or	Underlying	Option	Option
Name	Date(1)	Threshold		Target	Maximum		Threshold		Target	Maximum		Units	Options	Awards	Awards

Mr. Dillon	3/12/09	$1	(3)	—	$2,460,130	(3)	—		—	—		—	—	—	—
	3/12/09	—		—	—		$1	(4)	—	$2,460,130	(4)	—	—	—	—
Mr. Laird	3/12/09	$1	(3)	—	$615,033	(3)	—		—	—		—	—	—	—
	3/12/09	—		—	—		$1	(4)	—	$615,033	(4)	—	—	—	—

(1)	On March 12, 2009, the Company entered into participation agreements with Messrs. Dillon and Laird under the 2006 Performance-Based Compensation Plan. The performance period for these awards was the 2009 fiscal year. These awards were granted in accordance with Section 162(m) of the Internal Revenue Code so that amounts paid are deductible by the Company as performance-based compensation. The performance conditions applicable to these awards are discussed in the “Compensation Discussion and Analysis” above. Although amounts awarded under the 2006 Performance-Based Compensation Plan are denominated in dollars, once such amounts are earned, they are paid, at the discretion of the Compensation Committee, in both cash and in share awards made under the 2005 Plan.

(2)	Because the amount of the award ultimately earned is based on the satisfaction of performance criteria, partial satisfaction could result in a payment ranging from $1, ranging to the maximum depending on the extent to which the performance goals are met; provided, however, that the aggregate value of the cash and shares awarded may not exceed the specified maximum, which was $2,460,130 and $615,033 for Mr. Dillon and Mr. Laird, respectively, in fiscal 2009. The maximum is the largest amount that could have been earned for fiscal 2009 upon the satisfaction of all of the performance goals specified in the participation agreement. Because the amount of the award varies based upon the extent of satisfaction of the performance goals, there is no specified target amount. Both Mr. Dillon and Mr. Laird earned less than the maximum amount available under the annual incentive plan for 2009.

(3)	The cash portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2009 is identified in the “Summary Compensation Table” and in the above table in the “Non-Equity Incentive Plan” column.

(4)	The value of shares awarded under the annual incentive plan for 2009 is determined based on the closing price of the shares on the day of payment. The shares awarded to Messrs. Dillon and Laird were awarded under the 2005 Plan. The stock portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2009 is identified in the “Summary Compensation Table” in the “Stock Awards” column.

Outstanding Equity Awards at December 31, 2009.  Neither Mr. Dillon nor Mr. Laird had any outstanding equity awards at December 31, 2009.

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Option Exercises and Stock Vested for 2009.  Neither Mr. Dillon nor Mr. Laird exercised any options during 2009. The table below sets forth information regarding the vesting during 2009 of stock awards made to Mr. Dillon and Mr. Laird.

	Stock Awards(1)
	Number of Shares	Value Realized
Name	Acquired on Vesting	on Vesting(2)

Mr. Dillon	25,000	$929,750
Mr. Laird	9,411	$350,000

(1)	Reflects stock awards under the 2005 Plan to Messrs. Dillon and Laird as partial payment for amounts earned under the 2008 annual incentive plan. Although the amounts were earned for performance in 2008, the shares were not actually awarded until 2009. These awards were immediately vested on the date of grant, although they were restricted from sale for a period of one year. For more information on these awards see the “Summary Compensation Table” and the “Grants of Plan-Based Awards Table” above.

(2)	The value realized is the number of shares vested, multiplied by the closing price of the shares on the date of vesting.

Pension Plans and Non-Qualified Deferred Compensation.  The Company does not maintain any pension plans or non-qualified deferred compensation programs for executives or employees.

Employment Agreements and Change In Control Benefits.  The Company currently has an employment agreement with Mr. Dillon. A description of the agreement is set forth below. The Company is not a party to any employment agreements with any other employees and is not obligated to provide change in control benefits to any employee other than Mr. Dillon.

Employment Agreement with Mr. Dillon.  In August 2006, the Company entered into an employment agreement with Mr. Dillon, the Company’s President and Chief Executive Officer. This agreement was amended in December 2008 to address newly implemented tax laws relating to deferred compensation, although no other changes were made. The agreement has a current expiration date of January 1, 2011, although it may be extended after such time by mutual agreement with Mr. Dillon. The agreement provides for an annual salary of $360,000, which may be increased (but not reduced) by the Board annually, plus participation by Mr. Dillon in the annual incentive plan as well as health insurance, six weeks paid vacation annually and participation in other benefit programs offered to employees. The agreement also restricts Mr. Dillon from competing with the Company during the term of the agreement and for one year following termination of his employment and provides that he will at all times maintain the confidentiality of Company information.

If the Company terminates Mr. Dillon’s employment without cause, he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2009:

1. his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2009);

2. payments, if any, under benefit plans and programs in effect at the time (the Company currently has no benefit plans that would result in payments upon termination);

3. a single lump sum payment equal to six months base salary at his annual salary rate in effect at the date of termination ($180,000 at December 31, 2009);

4. beginning in the seventh month after the date of termination, six monthly payments of his monthly base salary ($180,000 at December 31, 2009);

5. a pro rata portion of any amounts earned under the annual incentive plan for the year in which the termination occurs ($2,000,000 at December 31, 2009 because the year was complete); and

6. a lump sum payment equal to the amount, if any, he received under the annual incentive plan for the preceding year ($2,000,000).

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Mr. Dillon may terminate his employment for “good reason,” which generally includes reduction of his annual base salary, a reduction in his maximum potential payment under the annual incentive plan to less than 20% of the available bonus pool that is not mutually agreed upon, permanent or consistent assignment to him of duties inconsistent with his position and authority, no longer having him report directly to the Board or a breach by the Company of his employment agreement. If he terminates his employment for good reason, Mr. Dillon is entitled to all of the payments referenced above, except he will not receive a pro rata portion of amounts earned under the annual incentive plan for the year in which termination occurs.

If Mr. Dillon’s employment terminates due to his death or disability, upon the expiration of the employment agreement in accordance with its terms or the Company terminates Mr. Dillon for “cause,” he will be entitled to receive the payments set forth in numbers 1 and 2 above. In the event of his death or disability, he will also receive the payments described in number 5 above. Under the employment agreement, “cause” generally includes material violations of the Company’s employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing the Company to violate a law which may result in penalties exceeding $250,000, materially breaching the employment agreement or fraud, willful misconduct or gross negligence in carrying out his duties.

Mr. Dillon will not receive any payments solely due to a change in control. However, if within 24 months after the occurrence of a change in control Mr. Dillon’s employment is terminated for any reason other than his disability or for cause, he will be entitled to the following payment from us or our successor:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2009);

•	payments, if any, under benefit plans and programs in effect at the time. The Company currently has no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to his annual base salary and incentive plan compensation payable to him for the most recently completed fiscal year ($2,000,000 at December 31, 2009); and

•	a single lump sum payment equal to 12 months of premium payments for coverage for Mr. Dillon and his family under our group health plan ($3,954 at December 31, 2009).

If any payments to Mr. Dillon in connection with a change in control would constitute excess parachute payments under applicable tax laws, the benefits Mr. Dillon will receive will be reduced to an amount equal to $1 less than the amount that would be an excess parachute payment.

Report of the Compensation Committee

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on such review and discussions, we recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC.

Submitted by the Compensation Committee of the Board of Directors:

Donald B. Shackelford, Chairman
Lawrence E. Baumgartner
Diane D. Reynolds

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL 2:
RATIFICATION OF THE APPOINTMENT OF PLANTE & MORAN PLLC AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2010

The Audit Committee reappointed Plante & Moran as the Company’s independent registered public accounting firm for the 2010 fiscal year at its February 2010 meeting, and is asking that our shareholders ratify this reappointment. Plante & Moran was first appointed to serve as our independent registered public accounting firm on November 10, 2005.

Representatives of Plante & Moran are expected to be present at the Annual Meeting to respond to appropriate questions from shareholders and to make such statements as they may desire.

Recommendation of the Board of Directors; Vote Required

The Board recommends that you vote FOR Proposal 2, the ratification of the appointment of Plante & Moran as our independent registered public accounting firm for 2010.  All properly executed proxies received in time to be tabulated for the Annual Meeting will be voted FOR the ratification of the appointment of Plante & Moran as our independent registered public accounting firm for 2010 unless otherwise specified. To ratify Plante & Moran’s appointment, Proposal 2 must be approved by the affirmative vote of a majority of the total votes cast at the Meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on the outcome of the vote. If Proposal 2 is not approved, the Audit Committee will reconsider the appointment of Plante & Moran as our independent registered public accounting firm for 2010.

Disclosure of Fees Charged by the Independent Registered Public Accounting Firm

The following table summarizes the fees charged by Plante & Moran for services rendered to the Company and its subsidiaries during 2008 and 2009. All services were approved by the Audit Committee.

	Year Ended	Year Ended
	12/31/2009	12/31/2008

Audit Fees(1)	$65,100	$61,800
Audit-Related Fees(2)	$300	$5,900
Tax Fees(3)	$36,875	$15,000
All Other Fees(4)	$4,500	$46,000

Total Plante & Moran Fees	$106,775	$128,700

(1)	Audit fees include professional services rendered for the audit of annual financial statements, reviews of quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

(2)	Audit-related fees include services related to responding to SEC staff correspondence.

(3)	Tax fees include services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

(4)	Other fees include services related to assisting management with calculating the Company’s “earnings and profits” in order to determine the proper tax character of the special $10.00 per share dividend paid during 2008.

Report of the Audit Committee

The Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. Plante & Moran served as the independent registered public accounting firm for the year ended December 31, 2009.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. The Company’s

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independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board and issuing reports on the Company’s financial statements and the effectiveness of the Company’s internal controls over financial reporting. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

Pursuant to this responsibility, the Audit Committee met with management and Plante & Moran throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 114 (The Auditor’s Communication with Those Charged with Governance), as may be amended from time to time. The Audit Committee also met with Plante & Moran without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

The Committee also discussed with Plante & Moran its independence from management and the Company, and received its written disclosures pursuant to applicable requirements of the PCAOB regarding the independent accountant’s communication with the audit committee concerning independence.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2009, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors:

David P. Lauer, Chairman
Dr. James G. Mathias
Diane D. Reynolds

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Given the Company’s relatively small size, the relatively small number of record shareholders, and the Board’s consistent practice of being open to receiving direct communications from shareholders, the Board believes that it is not necessary to implement, and the Company does not have, a formal process for shareholders to send communications to the Board. The Company’s practice is to forward any communication addressed to the full Board to the Chairman, to a group of directors to a member of the group, or to an individual director, to that person.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in the Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by the Company’s Secretary on or before December 6, 2010, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in our Proxy Statement, such proposal must be received by the Company prior to February 19, 2011, or management proxies will be entitled to use discretionary voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. The Company’s address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

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SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit the Company to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if the Company believes such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces expenses. The Company has instituted householding. If (i) you wish to receive separate annual reports or proxy statements, either this year or in the future, or (ii) members of your household receive multiple copies of the annual report and proxy statement and you wish to request householding, you may contact the Company’s transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or Annual Report on Form 10-K for the 2008 fiscal year or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird
Secretary

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United States Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number 000-24498
DIAMOND HILL INVESTMENT GROUP, INC.
(Exact name of registrant as specified in its charter)

Ohio	65-0190407

(State of incorporation)	(I.R.S. Employer Identification No.)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215	614-255-3333

(Address of principal executive offices) (Zip Code)	(Registrant’s telephone number)
Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered

Common shares, no par value	The NASDAQ Stock Market LLC
Securities registered under Section 12(g) of the Exchange Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $40.18 on June 30, 2009 (end of the 2nd fiscal quarter) on the NASDAQ Global Select Market was $73,603,729. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that executive officers, directors, and persons holding five percent or more of the registrant’s voting and non-voting common shares are affiliates.
2,764,408 Common Shares outstanding as of March 3, 2010.
Documents incorporated by reference: In Part III, the Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2009
Index

PART I

Item 1.	Business
Forward-Looking Statements
Throughout this Form 10-K, Diamond Hill Investment Group, Inc. (the “Company”) may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “hope,” “seek,” “plan,” “intend” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general or prolonged downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the U. S. Securities and Exchange Commission (“SEC”), including those discussed below in Item 1A.
General
The Company, an Ohio corporation organized in April 1990, derives its consolidated revenue and net income from investment advisory and fund administration services provided by its subsidiaries Diamond Hill Capital Management, Inc. (“DHCM”), Beacon Hill Fund Services, Inc. (“BHFS”), and BHIL Distributors, Inc. (“BHIL”). BHFS and BHIL collectively operate as Beacon Hill. DHCM is a registered investment adviser under the Investment Advisers Act of 1940 providing investment advisory services to individuals and institutional investors through Diamond Hill Funds, separate accounts, and private investment funds (generally known as “hedge funds”). Beacon Hill was incorporated during the first quarter of 2008, and provides certain fund administration services and underwriting services to mutual fund companies, including Diamond Hill Funds.
The Company sponsors, markets, and provides investment advisory and related services to various clients including mutual funds, separate accounts, and private investment funds. The Company’s principal source of revenue is investment advisory fee income earned pursuant to investment advisory contracts with each client. This fee income is based primarily upon the net assets of the funds or separate accounts. The Company’s investment advisory revenue depends largely on the total value and composition of assets under management (“AUM”). Accordingly, fluctuations in financial markets and in the composition of AUM impact our revenues and results of operations.
Investment Advisory Activities
DHCM executes its investment strategies through fundamental research and valuation disciplines. Analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is an estimate of “intrinsic value”. Intrinsic value is the present value of estimated future cash flows, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which takes into account projected cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM also applies an intrinsic value philosophy to the analysis of fixed income securities.

DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above intrinsic value) is a reliable method to achieve above average relative returns as well as mitigate risk.
Current portfolio strategies managed include Small Cap, Small-Mid Cap, Large Cap, Select, Long-Short, Financial Long-Short, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Long-Short strategy is also available through private investment funds that are offered to accredited and qualified investors in the United States and around the world. The Company believes its desire to grow AUM should never come before its fiduciary obligation to clients. Once the size of any of the Company’s strategies hinders its ability to either differentiate its product or add value for its clients, the Company will close those strategies to new clients, which may impact the Company’s ability to grow AUM. The Small Cap strategy was closed to new investors as of December 31, 2005 and re-opened on September 1, 2007. The Long-Short strategy was closed to new investors as of June 30, 2008 and re-opened on December 31, 2008.
Marketing
DHCM primarily generates business for all three of its product lines (mutual funds, separately managed accounts, and private investment funds) through wholesaling to financial intermediaries, including independent registered investment advisors, brokers, financial planners, investment consultants and third party marketing firms.
Assets Under Management
As of December 31, 2009, AUM totaled $6.3 billion, a 39% increase from December 31, 2008. The following tables show AUM by product and investment objective for the dates indicated and a roll-forward of the change in AUM for the years ended December 31, 2009, 2008, and 2007:

	Assets Under Management by Product
	As of December 31,
(in millions)	2009	2008	2007
Mutual funds	$3,640	$3,114	$2,910
Separate accounts	2,423	1,175	998
Private investment funds	220	221	495

Total	$6,283	$4,510	$4,403

	Assets Under Management by Objective
	As of December 31,
(in millions)	2009	2008	2007
Small and Small-Mid Cap	$771	$505	$597
Large Cap and Select	3,054	1,524	1,031
Long-Short	2,300	2,331	2,500
Strategic and fixed income	158	150	275

Total	$6,283	$4,510	$4,403

	Change in Assets Under Management
	For the Year Ended December 31,
(in millions)	2009	2008	2007
AUM at beginning of the period	$4,510	$4,403	$3,708
Net cash inflows (outflows)
mutual funds	(109)	1,328	362
separate accounts	740	812	70
private investment funds	(52)	(162)	170

	579	1,978	602
Net market appreciation (depreciation) and income	1,194	(1,871)	93

Increase during the period	1,773	107	695

AUM at end of the period	$6,283	$4,510	$4,403

Diamond Hill Funds
The Diamond Hill Funds (the “Funds”) are used by over 6,500 financial representatives at over 1,300 financial intermediary firms. Below is a summary of the assets by distribution channel as of December 31, 2009, 2008 and 2007:

	Diamond Hill Funds
	Assets by Distribution Channel
	As of December 31,
(in millions)	2009	2008	2007
Independent registered investment advisors and broker/dealers	$1,986	$1,792	$1,405
Wirehouse and regional broker/dealers	1,116	951	1,020
Defined contribution (401k)	338	226	229
Institutions	12	8	105
Other	—	—	35

Total	$3,452	$2,977	$2,794

Institutional Accounts
DHCM continues to develop institutional relationships for separately managed accounts primarily through consultant relationships and database research screens. During 2009 and 2008, the Company added additional resources to focus on further developing its relationships with institutional consultants.
Growth Prospects
DHCM’s investment strategies have produced long-term investment returns that the Company views as strong and believes compare very favorably to competitors. Investment returns have been a key driver in the success the Company has achieved in growing AUM.
As a result, the Company has continued to invest in marketing throughout 2009 in an effort to expand distribution. Such expenditures included:
•	adding additional marketing and support staff,
•	attending and sponsoring key industry conferences, and
•	adding systems infrastructure to support client service and portfolio administration.
The cost of these efforts was significant, but the Company believes the cost will be proportional to the increase in revenue during 2010 and future years. There can be no assurance that these efforts will prove successful; however, given the strong investment results of the Funds and separately managed accounts, the Company believes the additional resources devoted to marketing are warranted.

Also recognizing that the Company’s primary responsibility is to investors in its Funds and its separate account clients, the Company will continue to invest in its investment team and close investment strategies to new investors when appropriate. In 2007, 2008, and 2009 the Company substantially increased its equity investment team by growing the team from 17 at the end of 2006 to 31 at the end of 2009. Most of the additional investment team staff has been on the research team, which now totals 17.
The Company believes that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. The Company is pleased that during its history as an investment advisory firm, it has delivered what it believes are excellent investment returns for its clients. However, the Company is mindful that if it fails to do so in the future, its business growth will likely be negatively impacted. There are certain additional business risks that may prevent the Company from achieving the above growth prospects. These risks are detailed in Item 1A.
Fund Administration Activities
DHCM and Beacon Hill provide fund administration services to Diamond Hill Funds and other third party mutual fund companies. Fund administration services are broadly defined as portfolio and regulatory compliance, treasury and financial oversight, underwriting, and general oversight of other back-office services providers such as the custodian, fund accountant, and transfer agent. During the past three years, there has been a continuing consolidation in the mutual fund servicing industry, whereby large financial services firms purchased independent mutual fund service providers. These larger financial services firms have made the decision not to offer statutory underwriting services to mutual funds, due to regulatory and other business conflicts. This consolidation, along with a growing desire for transparent and independent oversight of mutual fund financial reporting and compliance program activities, has provided opportunities in the marketplace for the Company to grow its fund administration services. During 2008, Beacon Hill completed the build out of its infrastructure and began operations. During 2009, Beacon Hill continued to grow its client base. The Company expects Beacon Hill to generate a profit in 2010.
Competition
Competition in the area of investment management services and mutual funds is intense, and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives. Many competitors are better known than the Company, offer a broader range of investment products and have more offices, employees and sales representatives. The Company competes primarily on the basis of investment philosophy, performance and customer service.
Corporate Investment Portfolio
From time to time the Company will hold investment positions in Diamond Hill Funds, its private investment funds, and other equity securities.
Regulation
DHCM is registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940 and are required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. BHIL is registered with the SEC as a broker/dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”).
Generally, these laws and regulations are intended to benefit shareholders of the funds and separately managed account investment clients and grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management and mutual fund underwriting business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in various activities for specified periods of time, the revocation of broker-dealer or investment adviser registration, and other censures or fines.

Contractual Relationships with the Diamond Hill Funds
The Company is very dependent on its contractual relationships with the Funds. In the event the Company’s advisory or administration agreements with the Funds are terminated, not renewed, or amended to reduce fees, the Company would be materially and adversely affected. Generally, these agreements are terminable upon 60 days written notice without penalty. The agreements are subject to annual approval by either (i) the Board of Trustees of the Funds or (ii) a vote of the majority of the outstanding voting securities of each Fund. The agreements shall also terminate in the event of their assignment. The Company generated approximately 69%, 72% and 69% of its 2009, 2008 and 2007 revenues, respectively, from its advisory and administrative contracts with the Funds, including 38% specifically from the advisory contract with the Diamond Hill Long-Short Fund. The loss of this contract would have a material adverse effect on the Company. The Company considers its relationship with the Funds and their Board of Trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company.
Employees
As of December 31, 2009, the Company and its subsidiaries employed 66 full-time and part-time employees. As of December 31, 2008, the comparable number was 57. The Company generally believes that its relationship with its employees is good and does not anticipate any material change in the number of employees.
SEC Filings
This Form 10-K includes financial statements for the years ended December 31, 2009, 2008, and 2007. The Company files Forms 10-K annually with the SEC and files Forms 10-Q after each of the first three fiscal quarters. A copy of this Form 10-K, as filed with the SEC, will be furnished without charge to any shareholder who contacts the Company’s Secretary at 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215 or 614.255.3333. The Company also makes its SEC filings available, free of charge, on its web site at www.diamond-hill.com.

ITEM 1A:	Risk Factors
An investment in the Company’s common shares involves various risks, including those mentioned below and those that are discussed from time-to-time in the Company’s other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding the Company’s common shares. There may be additional risks of which the Company is currently unaware, or which it currently considers immaterial. All of these risks could have a material adverse effect on its financial condition, results of operations, and value of its common shares.
Poor investment performance of our products could affect our sales or reduce the amount of assets under management, potentially negatively impacting revenue and net income.
If the Company fails to deliver excellent investment performance for its clients, both in the short and long term, it will likely experience diminished investor interest and potentially a diminished level of AUM.
The Company’s AUM, which impact revenue, are subject to significant fluctuations.
Substantially all revenue for the Company is calculated as a percentage of AUM or is based on the general performance of the equity securities market. A decline in securities prices (such as that experienced during the last half of 2008 and first quarter of 2009) or in the sale of investment products, or an increase in fund redemptions, generally would reduce fee income. Financial market declines would generally negatively impact the level of the Company’s AUM and consequently its revenue and net income. A recession or other economic or political events could also adversely impact the Company’s revenue, if it led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.
The Company’s success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.
The Company’s success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. With the exception of the Chief Executive Officer, key employees do not have employment contracts and generally can terminate their employment at any time. The Company cannot assure that it will be able to retain or replace key personnel. In order to retain or replace its key personnel, the Company may be required to increase compensation, which would decrease net income. The loss of key personnel could damage the Company’s reputation and make it more difficult to retain and attract new employees and clients. Loss of client assets would decrease the Company’s revenues and net income, possibly materially.
The Company is subject to substantial competition in all aspects of its business.
The Company’s investment products compete against a number of investment products and services from:
•	asset management firms,

•	mutual fund companies,

•	commercial banks and thrift institutions,

•	insurance companies,

•	hedge funds, and

•	brokerage and investment banking firms.
Many of these financial institutions have substantially greater resources than the Company and may offer a broader range of products or operate in more markets. Some operate in a different regulatory environment, which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment advisory services primarily based upon its investment performance. Some institutions have proprietary products and distribution channels that make it more difficult for the Company to compete with them. If current or potential customers decide to use one of the Company’s competitors, the Company could face a significant decline in market share, AUM, revenues, and net income. If the Company is required to lower its fees in order to remain competitive, its net income could be significantly reduced because some of its expenses are fixed, especially over shorter periods of time, and other expenses may not decrease in proportion to the decrease in revenues.

A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds that are subject to termination without cause and on short notice.
The Company is very dependent on its contractual relationships with the Funds. In the event the advisory or administration agreements with Funds are terminated, not renewed, or amended to reduce fees, the Company would be materially and adversely affected. Generally, these agreements are terminable by the Funds upon 60 days’ written notice without penalty. Each of these agreements is subject to annual approval by either (i) the Board of Trustees of the applicable Fund or (ii) a vote of the majority of the outstanding voting securities of the Fund. The agreements automatically terminate in the event of their assignment by either the Company or the Fund. The Company considers its relationship with the Funds and their Board of Trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there can be no assurance that the Funds will choose to continue their relationships with the Company. The Company generated approximately 69%, 72% and 69% of its 2009, 2008 and 2007 revenues, respectively, from its advisory and administrative contracts with the Funds.
The Company’s business is subject to substantial governmental regulation.
The Company’s business is subject to a variety of federal securities laws including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the U.S. Patriot Act of 2001. In addition, the Company is subject to significant regulation and oversight by the SEC and FINRA. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on the Company’s operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products offered by the Company. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business.
The Company will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.

ITEM 1B:	Unresolved Staff Comments - None

ITEM 2:	Properties
The Company leases approximately 19,000 square feet of office space at its principal office under an operating lease agreement which terminates on July 31, 2016. In addition, the Company leases approximately 2,200 square feet of office space for a subsidiary company under an operating lease agreement which terminates on February 28, 2011.
The Company’s current policy is not to invest in real estate or interests in real estate primarily for possible capital gain or primarily for income.

ITEM 3:	Legal Proceedings
From time to time, the Company is party to various claims that are incidental to its business. The Company believes these claims will not have a material adverse effect on its consolidated financial condition, liquidity or results of operations.

ITEM 4:	Submission of Matters to a Vote of Security Holders
There were no matters submitted during the most recent quarter to a vote of security holders.

PART II

ITEM 5:	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The following performance graph compares the total shareholder return of an investment in Diamond Hill’s Common Stock to that of the Russell MicrocapTM Index, and to a peer group index of publicly traded asset management firms for the five-year period ending on December 31, 2009. The graph assumes that the value of the investment in Diamond Hill’s Common Stock and each index was $100 on December 31, 2004. Total return includes reinvestment of all dividends. According to Russell, the MicrocapTM Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 smallest securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of the measurement period. The historical information set forth below is not necessarily indicative of future performance. Diamond Hill does not make or endorse any predictions as to future stock performance.

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Diamond Hill Investment Group, Inc.	100.0	186.9	499.9	436.4	444.4	512.1
Russell MicrocapTM Index	100.0	102.6	119.5	110.0	66.2	84.4
Peer Group*	100.0	130.1	143.9	151.6	55.9	84.7

*
The following companies are included in the Peer Group: Westwood Holdings Group, Inc.; Epoch Holding Corp.; Eaton Vance Corp.; Waddell & Reed Financial, Inc.; Federated Investors, Inc.; GAMCO Investors, Inc.; Affiliated Managers Group, Inc.; Legg Mason, Inc.; U.S. Global Investors, Inc.; Alliance Bernstein Holding L.P.; Janus Capital Group, Inc.; SEI Investments, Co.; Cohen & Steers, Inc.; Calamos Asset Management, Inc.

The Company’s common shares trade on the NASDAQ Global Select Market under the symbol DHIL. The following table sets forth the high and low sale and closing prices during each quarter of 2009 and 2008:

	2009			2008
	High	Low	Dividend	High	Low	Dividend
	Price	Price	Per Share	Price	Price	Per Share
Quarter ended:
March 31	$67.74	$28.51		$82.99	$66.88
June 30	$45.50	$36.26		$100.00	$72.30
September 30	$62.00	$38.48		$100.00	$73.30
December 31	$71.95	$52.33	$10.00	$91.00	$46.25	$10.00
Due to the relatively low volume of traded shares, quoted prices cannot be considered indicative of any viable market for such shares. During the years ended December 31, 2009, and 2008, approximately 2,957,900 and 1,571,000, respectively, of the Company’s common shares were traded. The dividends indicated above were special dividends. The Company has not paid quarterly dividends for any other quarters in the past two years, and has no present intention of paying regular dividends in the future. The approximate number of registered holders of record of the Company’s common shares at December 31, 2009 was 241.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The Company did not purchase any shares of its common stock during the three months ended December 31, 2009. There remain 333,895 shares available to be purchased under a repurchase program approved by the Board of Directors and announced on August 9, 2007. This stock repurchase program is not subject to an expiration date.

ITEM 6:	Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Income Statement Data (in thousands):
Total revenues	$43,562	$47,019	$41,308	$31,905	$10,246
Net operating income	12,112	13,729	14,078	9,769	1,394
Net income	11,374	3,276	9,932	8,065	3,651

Per Share Information:
Basic earnings	$4.40	$1.36	$4.61	$4.51	$2.21
Diluted earnings	4.40	1.36	4.39	3.63	1.83
Cash dividend declared	10.00	10.00	—	—	—

Weighted Average Shares Outstanding
Basic	2,582,998	2,400,142	2,155,829	1,787,390	1,654,935
Diluted	2,587,751	2,408,476	2,264,234	2,219,580	1,996,176

	At December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data (in thousands):
Total assets	$40,505	$44,540	$53,284	$37,236	$12,748
Long-term debt	—	—	—	—	—
Shareholders equity	22,981	30,246	39,308	20,483	10,861

Assets Under Management (in millions):	$6,283	$4,510	$4,403	$3,708	$1,531

ITEM 7:	Management’s Discussion and Analysis of Financial Condition and Results of Operations
In this section, the Company discusses and analyzes the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated Financial Statements, Notes to the Consolidated Financial Statements, and Selected Financial Data.
The Company’s revenue is derived primarily from investment advisory and administration fees. Investment advisory and administration fees paid to the Company are generally based on the value of the investment portfolios managed by the Company and fluctuate with changes in the total value of the AUM. Such fees are recognized in the period that the Company manages these assets. Performance incentive fees are generally 20% of the amount of client annual investment performance in excess of a specified hurdle. Because performance incentive fees are based primarily on the performance of client accounts, they can be volatile from period to period. The Company’s primary expense is employee compensation and benefits.
Revenues are highly dependent on both the value and composition of AUM. The following is a summary of the firm’s AUM for each of the years ended December 31, 2009, 2008, and 2007:

	Assets Under Management by Product
	As of December 31,
(in millions)	2009	2008	2007
Mutual funds	$3,640	$3,114	$2,910
Separate accounts	2,423	1,175	998
Private investment funds	220	221	495

Total AUM	$6,283	$4,510	$4,403

	Change in Assets Under Management
	For the Year Ended December 31,
(in millions)	2009	2008	2007
AUM at beginning of year	$4,510	$4,403	$3,708
Net cash inflows (outflows)
mutual funds	(109)	1,328	362
separate accounts	740	812	70
private investment funds	(52)	(162)	170

	579	1,978	602
Net market appreciation / (depreciation) and income	1,194	(1,871)	93

Increase during the year	1,773	107	695

AUM at end of year	$6,283	$4,510	$4,403

Consolidated Results of Operations
The following is a discussion of the consolidated results of operations of the Company and a detailed discussion of the Company’s revenues and expenses.

(in thousands, except per share data)	2009	2008	% Change	2008	2007	% Change
Net operating income	$12,112	$13,729	-12%	$13,729	$14,078	-2%
Net operating income after tax(a)	$8,158	$9,256	-12%	$9,256	$9,345	-1%
Net income	$11,374	$3,276	247%	$3,276	$9,932	-67%

Net operating income after tax per share(a)
Basic	$3.16	$3.86	-18%	$3.86	$4.33	-11%
Diluted	$3.15	$3.84	-18%	$3.84	$4.13	-7%

Net income per share
Basic	$4.40	$1.36	224%	$1.36	$4.61	-70%
Diluted	$4.40	$1.36	224%	$1.36	$4.39	-69%

Weighted average shares outstanding
Basic	2,583	2,400		2,400	2,156
Diluted	2,588	2,408		2,408	2,264

(a)	– Net operating income after tax is a non-GAAP performance measure. See Use of Supplemental Data as Non-GAAP Performance Measure on page 19 of this report.
Year Ended December 31, 2009 compared with Year Ended December 31, 2008
The Company posted net income of $11.4 million ($4.40 per diluted share) for the year ended December 31, 2009, compared with net income of $3.3 million ($1.36 per diluted share) for the year ended December 31, 2008. Net income increased due to a $5.4 million positive return on the Company’s corporate investment portfolio in 2009 compared to an $8.2 million negative return in 2008. This improvement was partially offset by a decrease in operating income of $1.6 million, due to a shift in the composition of AUM from higher fee products to lower fee products, combined with the operating loss from Beacon Hill.
Operating expenses decreased by 6% in 2009 primarily driven by the following:
•
Employee compensation expense decreased by 8%, or $2.0 million, reflecting a decrease of $2.6 million in restricted stock expense due to an overall decrease in the total amount of long-term equity awards outstanding during 2009 compared to 2008 and a decrease of $700 thousand in incentive compensation during 2009 compared to 2008, partially offset by an increase in overall staff from 57 to 66, resulting in an increase in overall salaries and related benefits of $1.3 million.

•	General and administrative expense increase 19%, or $490 thousand, to support the Company’s investment team research effort, continued general growth, and additional legal expenses.
•	Third party distribution expense decreased by 23%, or $340 thousand due to the decrease in AUM requiring third party distribution support.
Year Ended December 31, 2008 compared with Year Ended December 31, 2007
The Company posted net income of $3.3 million ($1.36 per diluted share) for the year ended December 31, 2008, compared with net income of $9.9 million ($4.39 per diluted share) for the year ended December 31, 2007. Net income decreased despite a 2% increase in AUM due to a negative return on the Company’s corporate investment portfolio and a loss from Beacon Hill of approximately $1.4 million as it started up its operation.
Operating expenses increased by 22% in 2008 primarily driven by the following:
•
Employee compensation expense increased by 31%, or $6.1 million, primarily due to an increase in overall staff from 42 to 57, long-term equity awards, and an acceleration of vesting of certain restricted stock awards.

•
Sales and marketing expenses increased by 26%, or $165 thousand, primarily due to an increase in travel and other marketing expenses related to new business growth during 2008. Despite only a 2% increase in AUM in 2008 compared to 2007, the Company generated over $1.9 billion in net new client assets during 2008.

•
Despite continued growth in mutual fund assets under management during 2008, mutual fund administration expense decreased by 6%, or $142 thousand, due to a renegotiation of certain vendor contracts resulting in both expense reductions and a shifting of certain expense obligations directly to the Diamond Hill Funds.

Revenue

(in Thousands)	2009	2008	% Change	2008	2007	% Change
Investment advisory	$37,472	$40,865	-8%	$40,865	$35,339	16%
Mutual fund administration, net	6,090	6,154	-1%	6,154	5,969	3%

Total	43,562	47,019	-7%	47,019	41,308	14%
Revenue for the Year Ended December 31, 2009 compared with Year Ended December 31, 2008
As a percent of total 2009 revenues, investment advisory fees accounted for 86% and mutual fund administration fees made up the remaining 14%. This compared to 87% and 13%, respectively, for 2008.
Investment Advisory Fees. The overall decrease of $3.4 million in investment advisory was primarily due to a shift in AUM composition from long-short strategies to long only strategies, resulting in a lower average advisory fee. Investment advisory fees are generally calculated as a percentage of average net AUM at various levels, depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2009 was 0.76% compared to 0.81% for the year ended December 31, 2008. During 2009, the Long-Short Fund, which has a 0.90% advisory fee, experienced cash outflows resulting in a decrease in assets of $366 million. This factor contributed to the decrease in the average advisory fee rate for 2009 compared to 2008.
Mutual Fund Administration Fees. Mutual fund administration fees were relatively flat year over year. Fund administration revenue on the Company’s sponsored Diamond Hill Funds decreased $825 thousand from 2008 to 2009, due in part to a 12% decrease in average AUM. This decrease in revenue was offset by a $761 thousand increase in Beacon Hill’s revenue from 2008 to 2009.
Revenue for the Year Ended December 31, 2008 compared with Year Ended December 31, 2007
As a percent of total 2008 revenues, investment advisory fees accounted for 87% and mutual fund administration fees made up the remaining 13%. This compared to 86% and 14%, respectively, for 2007.
Investment Advisory Fees. Investment advisory fees are generally calculated as a percentage of average net AUM at various levels, depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2008 was 0.81% compared to 0.83% for the year ended December 31, 2007. Effective June 30, 2008, the Diamond Hill Long-Short Fund, which has a 0.90% advisory fee, was closed to new investors. As a result, there was a decrease in the cash flows into that fund during the second half of 2008. In addition, there were cash outflows from the Long-Short Fund during the second half of the year, resulting in a decrease in assets for that Fund of 26%. These factors contributed to the slight decrease in the average advisory fee rate for 2008 compared to 2007. The overall increase in investment advisory fees year over year was primarily due to an increase in AUM throughout 2008. Despite the modest increase in AUM from $4.4 billion at December 31, 2007 to $4.5 billion at December 31, 2008, average AUM for the entire year was approximately $4.9 billion, which was the primary driver of the increase in investment advisory fees in 2008 compared to 2007.

Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percentage of average net assets under administration in the Diamond Hill Funds. The Company earns 0.30% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds have grown, the Company has realized certain economies of scale and, as a result, the Company lowered its administration fees each of the last four years to pass on those economies of scale to Fund shareholders. Despite these fee reductions, fund administration revenues increased by $185 thousand over 2007, due to the increase in assets under administration.
Expenses

(in Thousands)	2009	2008	% Change	2008	2007	% Change
Compensation and related costs	$24,114	$26,120	-8%	$26,120	$20,007	31%
General and administrative	3,133	2,643	19%	2,643	2,659	-1%
Sales and marketing	751	796	-6%	796	632	26%
Third party distribution	1,112	1,452	-23%	1,452	1,512	-4%
Mutual fund administration	2,340	2,279	3%	2,279	2,420	-6%

Total	31,450	33,290	-6%	33,290	27,230	22%
Expenses for the Year Ended December 31, 2009 compared with Year Ended December 31, 2008
Compensation and Related Costs. Employee compensation and benefits decreased by $2 million, or 8%, in 2009, primarily due to a decrease of $2.6 million in restricted stock expense due to an overall decrease in the total amount of long-term equity awards outstanding in 2009 compared to 2008, partially offset by an increase in base salaries and related benefits of $1.3 million, due to a 16% increase in employee headcount. Incentive compensation decreased $700 thousand in 2009 compared to 2008.
General and Administrative. General and administrative expenses increased by $490 thousand, or 19%. This increase was primarily due to additional research expenses to support the Company’s investment team, expansion of the Company’s office space, and additional legal costs incurred during 2009 compared to 2008.
Sales and Marketing. Sales and marketing expenses decreased by $45 thousand, or 6%, during 2009. This decrease was primarily due to one-time marketing projects that were completed during 2008, partially offset by an increase in expense related to marketing materials and additional travel expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. This expense directly correlates with level of sales and AUM in these investment products. The period over period increase or decrease directly corresponds to the increase or decrease in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses increased by $61 thousand, or 3%, during 2009, primarily due to an increase of $150 thousand related to a fee increase from the sub-administrator, partially offset by decreases in prospectus fulfillment and other printing.

Expenses for the Year Ended December 31, 2008 compared with Year Ended December 31, 2007
Compensation and Related Costs. Employee compensation and benefits increased by $6.1 million, or 31%, in 2008, primarily due to a 36% increase in the number of staff, long-term equity awards, and the accelerated vesting of certain restricted stock awards.
Incentive compensation for 2008 totaled $13 million, which represented an increase of $550 thousand, or 4%, from 2007. Under the Company’s 2006 Performance Based Compensation Plan, the compensation committee of the board of directors established annual operating profit margin (OPM) targets to be used to determine the amount of the incentive pool and officer awards. For 2008, the OPM target was approximately 35% based on actual revenue of approximately $47 million. Under the plan, the operating results of Beacon Hill are excluded from this determination. After consideration of a number of factors, management recommended, and the compensation committee approved, a reduction of the OPM for 2008 to 32.3%, which increased the incentive pool by approximately $1.3 million and reduced the incentive awards made to officers by 10.4%. Management felt that certain unusual expenses, particularly the impact of accelerated vesting for non-officer restricted stock awards from 2009 to 2008, resulted in a pool that was inadequate. The accelerated vesting increased compensation expense by approximately $1 million and was done in part to generate a $6.7 million tax deduction, which reduced the company’s tax liability for 2008 and also contributed towards generating sufficient negative tax earnings and profits for 2008 such that the character of the special cash dividend paid in the fourth quarter was 100% return of capital.
General and Administrative. General and administrative expenses decreased by $16 thousand, or 1%. During 2007, the Company experienced a $452 thousand loss due to a trading error causing an increase in the general and administrative expenses during that period. Excluding the trading error, general and administrative expenses increased by $436 thousand, or 19%, period over period to support the continued growth of the Company.
Sales and Marketing. Sales and marketing expenses increased by $164 thousand, or 26%, during 2008. This increase is commensurate with the increase in investment advisory revenue and was primarily due to increased expense related to marketing materials and additional travel expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. 94% and 99% of this expense in 2008 and 2007, respectively, was related to client investments in the Company’s private investment funds. The remainder represented payments related to sales in the Company’s mutual fund products. The period over period increase or decrease directly corresponds to the increase or decrease in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses decreased by $141 thousand during 2008. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. Despite the increase in mutual fund assets under administration in 2008 compared to 2007, the decrease was attributable to a renegotiation of certain vendor contracts resulting in both expense reductions and a shifting of certain expense obligations directly to the Diamond Hill Funds. Absent this contract re-negotiation, mutual fund administration expenses generally correlate with an increase or decrease in mutual fund assets under administration.

Beacon Hill Fund Services
Beacon Hill is currently staffed with twelve full-time equivalent employees, up from seven at December 31, 2008, and provides compliance, treasurer, and other fund administration services to mutual fund clients and their investment advisors. In addition, through its registered broker/dealer, Beacon Hill also serves as the underwriter for a number of mutual funds. Beacon Hill has been actively marketing its services and has commitments from several clients to commence services at various starting dates in 2010. Most of these commitments are annually recurring engagements. The Company expects Beacon Hill to generate an operating profit in 2010. The following is a summary of Beacon Hill’s performance for the year ended December 31, 2009 compared to 2008, excluding 12b-1 / service fees and commission revenue and expenses, which net to zero:

	For the Year Ended
	December 31,
	2009	2008
Revenue[1]	$1,023,662	$116,516
Expenses	1,999,922	1,513,731

Net loss	$(976,260)	$(1,397,215)

[1]
Beacon Hill’s 2009 and 2008 revenue includes $146,067, and $0, respectively, of inter-company revenue earned from services provided to DHCM. This amount has been eliminated from the Consolidated Statements of Income.

Liquidity and Capital Resources
The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed. Investments in mutual funds are valued at their quoted current net asset value. Investments in private investment funds are valued independently based on readily available market quotations. Inflation is expected to have no material impact on the Company’s performance.
As of December 31, 2009, the Company had working capital of approximately $20.5 million compared to $24.1 million at December 31, 2008. Working capital includes cash, securities owned and accounts receivable, net of all liabilities. The Company has no debt, and its available working capital is expected to be sufficient to cover current expenses. The Company does not expect any material capital expenditures during 2010.
Operating activities during 2009 provided cash flows of $16.9 million, down $409 thousand from 2008, including a decrease in the change in non-cash stock based compensation expense of $2.7 million, a decrease in the change in accounts receivable of $5.2 million, and a decrease in the change in investment gain/loss of $7.4 million, offset by an increase in net income of $8.1 million, an increase in the change in deferred taxes of $4.0 million, and an increase in the change in other assets and liabilities of $3.6 million. Net cash provided in investing activities totaled $4.3 million, compared to net cash provided in investing activities of $13 million in 2008. Capital spending for property and equipment increased to $605 thousand in 2009, an increase of $242 thousand from 2008, and proceeds from the sales of investments decreased to $13.9 million in 2009, a decrease of $9.6 million from 2008. Net cash used by financing activities was $25.5 million in 2009, compared to net cash used by financing activities of $26.6 million in 2008. The decrease of $1.1 million in cash used by financing activities included a decrease in taxes withheld on employee stock transactions of $2.6 million, partially offset by an increase in the dividend payment of $1.7 million in 2009.
Operating activities during 2008 provided cash flows of $17.4 million, up $7.4 million from 2007, including a decrease in net income of $6.6 million and a decrease in the change in deferred taxes of $1.2 million, offset by an increase in change in non-cash stock-based compensation expense of $2.9 million, an increase in the change in investment gain/loss of $2.9 million and an increase in the change in accrued liabilities of $9.7 million. Net cash provided in investing activities totaled $13 million, compared to net cash used in investing activities of $15 million in 2007. Capital spending for property and equipment decreased to $363 thousand in 2008, a decline of $59 thousand from 2007. Net cash used by financing activities was $26.6 million in 2008, compared to net cash provided by financing activities of $7.5 million in 2007. Substantially all of this increase in cash used by financing activities related to the $24.4 million dividend payment made in 2008.

Selected Quarterly Information
Unaudited quarterly results of operations for the years ended December 31, 2009 and 2008 is summarized below:

	At or For the Quarter Ended
	2009				2008
(in thousands)	12/31	09/30	06/30	03/31	12/31	09/30	06/30	03/31
Assets Under Management (in millions)	$6,283	$5,489	$4,733	$3,909	$4,510	$5,548	$5,486	$4,665
Total revenue	13,715	11,372	9,592	8,883	10,372	13,348	12,396	10,903
Total operating expenses	9,110	8,523	7,061	6,756	8,447	9,126	8,340	7,378

Operating income	4,605	2,849	2,531	2,127	1,925	4,222	4,056	3,525

Investment Return	881	2,064	4,032	(1,579)	(4,180)	(2,319)	(1,331)	(375)

Net income (loss)	$3,504	$3,204	$4,315	$351	$(1,713)	$1,224	$1,779	$1,986

Diluted EPS	$1.34	$1.23	$1.66	$0.14	$(0.70)	$0.50	$0.73	$0.82

Diluted shares outstanding	2,621	2,612	2,603	2,516	2,455	2,444	2,447	2,426

The net loss in the fourth quarter of 2008 was due to significant deterioration in the overall market in the fourth quarter of 2008, which caused an 18.7% decrease in AUM in the fourth quarter of 2008 compared to third quarter 2008. This decrease in AUM had a direct correlation with the decrease in revenue during the fourth quarter of 2008 compared to third quarter 2008, as revenue is generated based upon AUM. In addition, the corporate investment portfolio had a net loss of $4.1 million in fourth quarter 2008, which further contributed to the decrease in net income for the quarter ended December 31, 2008.
Contractual Obligations
The following table presents a summary of the Company’s future obligations under the terms of an operating lease and other contractual purchase obligations at December 31, 2009. Other purchase obligations include contractual amounts that will be due for the purchase of services to be used in the Company’s operations such as mutual fund sub-administration and portfolio accounting software. These obligations may be cancelable at earlier times than those indicated and, under certain conditions, may involve termination fees. Because these obligations are of a normal recurring nature, the Company expects that it will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2010 and future years:

		Payments Due by Period
	Total	2010	2011-2012	2013-2014	Later
Operating lease obligations	$2,331,000	$358,000	$688,000	$714,000	$571,000
Purchase obligations	3,008,000	2,946,000	62,000	—	—

Total	$5,339,000	$3,304,000	$750,000	$714,000	$571,000

Use of Supplemental Data as Non-GAAP Performance Measure
Net Operating Income After Tax
As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles (“non-GAAP”) for “Net Operating Income After Tax”. Management uses these performance measures as benchmarks in evaluating and comparing the period-to-period operating performance of the Company and its subsidiaries.
The Company defines “net operating income after tax” as the Company’s net operating income less income tax provision, excluding investment return and the tax impact related to the investment return. The Company believes that “net operating income after tax” provides a good representation of the Company’s operating performance, as it excludes the impact of investment return on financial results. The amount of the investment portfolio and the market impact on the investment portfolio can fluctuate significantly from one period to another. These fluctuations can distort the underlying earnings potential of a company. We also believe “net operating income after tax” is an important metric in estimating the value of an asset management business. This measure is provided in addition to net income and net operating income and is not a substitute for net income or net operating income and may not be comparable to non-GAAP performance measures of other companies.

	Year Ended December 31,
	2009	2008	2007
Net Operating Income, GAAP basis	$12,112,352	$13,728,814	$14,078,489
Non-GAAP Adjustments:
Tax Provision excluding impact of Investment Return	3,954,536	4,473,170	4,733,329
Net operating income after tax, non-GAAP basis	8,157,816	9,255,644	9,345,160

Net operating income after tax per basic share, non-GAAP basis	$3.16	$3.86	$4.33
Net operating income after tax per diluted share, non-GAAP basis	$3.15	$3.84	$4.13

Basic weighted average shares outstanding, GAAP basis	2,582,998	2,400,142	2,155,829
Diluted weighted average shares outstanding, GAAP basis	2,587,751	2,408,476	2,264,234
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements. It does not have any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.
Critical Accounting Policies and Estimates
Provisions for Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.
Revenue Recognition on Incentive-Based Advisory Contracts. The Company has certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of a specified hurdle rate. For management fees based on a formula, there are two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract year. Under “Method 2,” incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative Method 1, in which performance fees are recorded at the end of the contract period provided for by the contract terms.

Revenue Recognition when Acting as an Agent vs. Principal. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration fees, legal and audit fees. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as it is the appropriate accounting treatment for this agency relationship.
Beacon Hill has underwriting agreements with certain clients, including registered mutual funds. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The amount of 12b-1/service fees and commissions are determined by each mutual fund client and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and commission revenue has been recorded net of the expense payments to third parties, as it is the appropriate accounting treatment for this agency relationship.

ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk
The Company’s revenues and net income are based primarily on the value of AUM. Accordingly, declines in financial market values directly and negatively impact its investment advisory revenues and net income.
The Company invests in Diamond Hill Funds and its private investment funds, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in their fair value. The bond fund is also subject to market risk which may arise from changes in equity prices, credit ratings and interest rates. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.
The table below summarizes the Company’s market risks as of December 31, 2009, and shows the effects of a hypothetical 10% increase and decrease in equity and bond investments.

		Fair Value Assuming a	Fair Value Assuming a
	Fair Value as of	Hypothetical 10%	Hypothetical 10%
	December 31, 2009	Increase	Decrease
Equity investments	$15,814,536	$17,395,990	$14,233,082
Bond fund investments	615,431	676,974	553,888

Total	$16,429,967	$18,072,964	$14,786,970

ITEM 8.	Financial Statements and Supplementary Data
Report of Independent Registered Public
Accounting Firm on Consolidated Financial Statements
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc.:
We have audited the accompanying balance sheets of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diamond Hill Investment Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ Plante & Moran, PLLC
Columbus, Ohio
March 1, 2010

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$11,513,194	$15,788,560
Investment portfolio	16,429,967	17,185,611
Accounts receivable	10,144,004	5,339,558
Prepaid expenses	724,825	1,067,388
Fixed assets, net of depreciation, and other assets	1,171,670	835,314
Income tax receivable	—	2,334,836
Deferred taxes	520,965	1,989,016

Total assets	$40,504,625	$44,540,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$4,465,011	$1,294,396
Accrued incentive compensation	12,300,650	13,000,000
Income tax payable	758,257	—

Total liabilities	17,523,918	14,294,396

Commitments and contingencies	—	—

Shareholders’ Equity
Common stock, no par value
7,000,000 shares authorized;
2,677,577 issued and outstanding at December 31, 2009;
2,447,299 issued and outstanding at December 31, 2008	26,922,484	16,233,501
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Deferred compensation	(8,070,697)	(4,908,215)
Retained earnings	4,128,920	18,920,601

Total shareholders’ equity	22,980,707	30,245,887

Total liabilities and shareholders’ equity	$40,504,625	$44,540,283

Book value per share	$8.58	$12.36

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,
	2009	2008	2007
REVENUES:
Investment advisory	$37,472,407	$40,865,296	$35,339,335
Mutual fund administration, net	6,089,979	6,153,919	5,968,603

Total revenue	43,562,386	47,019,215	41,307,938

OPERATING EXPENSES:
Compensation and related costs	24,113,631	26,120,040	20,006,542
General and administrative	3,133,359	2,643,274	2,658,649
Sales and marketing	751,040	796,438	631,911
Third party distribution	1,112,460	1,452,087	1,512,095
Mutual fund administration	2,339,544	2,278,562	2,420,252

Total operating expenses	31,450,034	33,290,401	27,229,449

NET OPERATING INCOME	12,112,352	13,728,814	14,078,489

Investment return	5,398,636	(8,205,051)	909,134

INCOME BEFORE TAXES	17,510,988	5,523,763	14,987,623

Income tax provision	(6,137,045)	(2,247,685)	(5,055,308)

NET INCOME	$11,373,943	$3,276,078	$9,932,315

Earnings per share
Basic	$4.40	$1.36	$4.61

Diluted	$4.40	$1.36	$4.39

Weighted average shares outstanding
Basic	2,582,998	2,400,142	2,155,829

Diluted	2,587,751	2,408,476	2,264,234

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders’ Equity

					Retained
	Shares	Common	Treasury	Deferred	Earnings
	Outstanding	Stock	Stock	Compensation	(Deficit)	Total
Balance at January 1, 2007	1,838,435	$16,515,256	$(95,736)	$(2,355,499)	$6,419,236	$20,483,257
Deferred compensation	36,000	3,089,280	—	(3,089,280)	—	—
Recognition of current year deferred compensation	—	—	—	1,388,764	—	1,388,764
Issuance of stock grants	57,254	5,628,641	—	—	—	5,628,641
Issuance of stock related to 401k plan match	2,582	202,019	—	—	—	202,019
FAS 123R compensation expense	—	8,152	—	—	—	8,152
Tax benefit from options and warrants exercised	—	6,015,186	—	—	—	6,015,186
Payment of taxes withheld related to option exercises	(85,518)	(8,020,273)	—	—	—	(8,020,273)
Purchase of treasury stock related to option exercises	(15,797)	—	(1,344,958)	—	—	(1,344,958)
Sale of treasury stock for issuance of stock grant	614	25,874	38,903	—	—	64,777
Sale of treasury stock for 401k plan match	2,423	57,061	177,435	—	—	234,496
Sale of treasury stock related to option exercises	22,585	57,084	1,224,356	—	(707,028)	574,412
Exercise of options/warrants for common stock	390,017	4,500,478	—	—	—	4,500,478
Repurchase of common stock	(4,942)	(359,734)	—	—	—	(359,734)
Net income	—	—	—	—	9,932,315	9,932,315

Balance at December 31, 2007	2,243,653	$27,719,024	$—	$(4,056,015)	$15,644,523	$39,307,532

Deferred compensation	63,450	5,184,801	—	(5,184,801)	—	—
Recognition of current year deferred compensation	—	—	—	4,332,601	—	4,332,601
Issuance of stock grants	85,796	6,021,482	—	—	—	6,021,482
Issuance of common stock related to 401k plan match	8,506	638,796	—	—	—	638,796
FAS 123R compensation expense	—	2,233	—	—	—	2,233
Tax benefit from equity transactions	—	3,997,348	—	—	—	3,997,348
Payment of taxes withheld related to employee stock transactions	(33,991)	(2,777,545)	—	—	—	(2,777,545)
Purchase of common stock related to option exercises	(4,452)	(381,843)	—	—	—	(381,843)
Exercise of options/warrants for common stock	95,500	1,132,204	—	—	—	1,132,204
Repurchase of common stock	(11,163)	(862,115)	—	—	—	(862,115)
Dividend Paid of $10.00 per share	—	(24,440,884)	—	—	—	(24,440,884)
Net income	—	—	—	—	3,276,078	3,276,078

Balance at December 31, 2008	2,447,299	$16,233,501	$—	$(4,908,215)	$18,920,601	$30,245,887

Deferred compensation	78,092	4,836,595	—	(4,836,595)	—	—
Recognition of current year deferred compensation	—	—	—	1,674,113	—	1,674,113
Issuance of stock grants	135,313	5,032,290	—	—	—	5,032,290
Issuance of common stock related to 401k plan match	15,610	758,459	—	—	—	758,459
Tax benefit from equity transactions	—	134,741	—	—	—	134,741
Payment of taxes withheld related to employee stock transactions	(2,737)	(140,602)	—	—	—	(140,602)
Exercise of options/warrants for common stock	4,000	67,500	—	—	—	67,500
Dividend Paid of $10.00 per share	—	—	—	—	(26,165,624)	(26,165,624)
Net income	—	—	—	—	11,373,943	11,373,943

Balance at December 31, 2009	2,677,577	$26,922,484	$—	$(8,070,697)	$4,128,920	$22,980,707

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flow

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$11,373,943	$3,276,078	$9,932,315
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation on property and equipment	268,572	181,908	147,059
Amortization of deferred compensation	1,674,113	4,332,601	1,388,764
(Increase) decrease in accounts receivable	(4,804,446)	354,716	1,229,734
Increase (decrease) in deferred income taxes	1,438,658	(2,535,960)	(1,352,162)
Stock option expense	—	2,233	8,152
Noncash director fee expense	180,074	167,281	—
Investment gain/loss, net	(4,055,840)	3,298,360	389,771
Increase (decrease) in accrued liabilities	7,323,481	8,281,581	(1,424,647)
Other changes in assets and liabilities	3,599,790	48,340	(246,227)

Net cash provided by operating activities	16,998,345	17,407,138	10,072,759

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(604,928)	(362,722)	(304,262)
Cost of investments purchased and other portfolio activity	(9,149,453)	(10,076,234)	(15,317,252)
Proceeds from sale of investments	13,960,937	23,628,426	—

Net cash provided by (used in) investing activities	4,206,556	13,189,470	(15,621,514)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for repurchase of common shares	—	(862,115)	(359,734)
Payment of taxes withheld on employee stock transactions	(140,602)	(2,777,545)	(8,020,273)
Proceeds from common stock issuance	825,959	1,489,218	15,779,315
Payment of dividends	(26,165,624)	(24,440,884)	—
Purchase of treasury stock	—	—	(1,344,958)
Sale of treasury stock	—	—	1,440,694

Net cash provided by (used in) financing activities	(25,480,267)	(26,591,326)	7,495,044

CASH AND CASH EQUIVALENTS
Net change during the period	(4,275,366)	4,005,282	1,946,289
At beginning of period	15,788,560	11,783,278	9,836,989

At end of period	$11,513,194	$15,788,560	$11,783,278

Cash paid during the period for:
Interest	$—	$—	$—
Income taxes	2,625,900	3,005,000	435,682

Noncash Transactions during the period for:
Common Stock Issued as Incentive Compensation	4,852,216	5,754,140	5,478,718
The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements
Note 1 Business and Organization
Diamond Hill Investment Group, Inc. (the “Company”) derives its consolidated revenues and net income primarily from investment advisory and fund administration services that it provides to individual and institutional investors. The Company has four operating subsidiaries.
Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment adviser. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (“Private Funds”), and also offers advisory services to institutional and individual investors.
Diamond Hill GP (Cayman) Ltd. (“DHGP”) was incorporated in the Cayman Islands as an exempted company on May 18, 2006 for the purpose of acting as the general partner of a Cayman Islands exempted limited partnership, which partnership acts as a master fund for Diamond Hill Offshore Ltd., a Cayman Islands exempted company; and Diamond Hill Investment Partners II, L.P., an Ohio limited partnership. DHGP has no operating activity.
Beacon Hill Fund Services, Inc. (“BHFS”), an Ohio corporation, is a wholly owned subsidiary of the Company incorporated on January 29, 2008. BHFS provides certain compliance, treasury, and fund administration services to mutual fund companies. BHIL Distributors, Inc. (“BHIL”), an Ohio corporation, is a wholly owned subsidiary of BHFS incorporated on February 19, 2008. BHIL provides underwriting and distribution services to mutual fund companies. BHFS and BHIL collectively operate as Beacon Hill.
Note 2 Significant Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. Certain prior year amounts and disclosures have been reclassified to conform to the current year financial presentation. Book value per share is computed by dividing total shareholders’ equity by the number of shares issued and outstanding at the end of the measurement period. The following is a summary of the Company’s significant accounting policies:
Principles of Consolidation
The accompanying consolidated financial statements include the operations of the Company and its subsidiaries. All material inter-company transactions and balances have been eliminated in consolidation.
Segment Information
Management has determined that the Company operates in one business segment, namely providing investment management and administration services to mutual funds, separate accounts, and private investment funds. Therefore, no disclosures relating to operating segments are required in annual or interim financial statements.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and money market funds.

Note 2 Significant Accounting Policies (Continued)
Accounts Receivable
Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2009 and 2008.
Valuation of Investment Portfolio
Investments held by the Company are valued based upon the definition of Level 1 inputs and Level 2 inputs. Level 1 inputs are defined as fair values which use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are defined as quoted prices in markets that are not considered to be active for identical assets or liabilities, quoted prices in active markets for similar assets or liabilities, and inputs other than quoted prices that are directly observable or indirectly through corroboration with observable market data. At December 31, 2009, $4,108,170 and $12,321,797 in Company investments are valued based upon Level 1 and Level 2 inputs, respectively. At December 31, 2008, $5,923,202 and $11,262,409 in Company investments are valued based upon Level 1 and Level 2 inputs, respectively.
The changes in market values on the investments are recorded in the Consolidated Statement of Income as investment returns.
Limited Partnership Interests
DHCM is the managing member of Diamond Hill General Partner, LLC, the General Partner of Diamond Hill Investment Partners, LP (“DHIP”), Diamond Hill Investment Partners II, LP (“DHIP II”), and Diamond Hill Research Partners, LP (“DHRP”), (collectively the “Partnerships”), each a limited partnership whose underlying assets consist of marketable securities. DHCM, in its role as the managing member of the General Partner, exerts significant influence over the financial and operating policies of the Partnerships but does not exercise control. Therefore, DHCM’s investment in the Partnerships is accounted for using the equity method, under which DHCM’s share of the net earnings or losses from the partnership is reflected in income as earned, and distributions received are reflected as reductions from the investment. Several board members, officers and employees of the Company invest in DHIP and DHIP II through Diamond Hill General Partner, LLC. These individuals receive no remuneration as a result of their personal investment in the Partnerships. The capital of Diamond Hill General Partner, LLC is not subject to a management fee or an incentive fee.
Furniture and Equipment
Furniture and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.
Revenue Recognition — General
The Company earns substantially all of its revenue from investment advisory and fund administration services. Mutual fund investment advisory and administration fees, generally calculated as a percentage of assets under management, are recorded as revenue as services are performed. Managed account and private investment fund clients provide for monthly or quarterly management fees, in addition to quarterly or annual performance fees.

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Performance Incentive Revenue
The Company’s private investment funds and certain managed accounts provide for performance incentive fees. For management fees based on a formula, there are two methods by which incentive revenue may be recorded. Under “Method 1”, incentive fees are recorded at the end of the contract period; under “Method 2”, the incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen Method 1, in which incentive fees are recorded at the end of the contract period for the specific client in which the incentive fee applies. The table below shows assets under management (“AUM”) subject to performance incentive fees and the performance incentive fees, as calculated under each of the above methods:

	As Of December 31,
	2009	2008	2007
AUM — Contractual Period Ends Quarterly	$108,974,458	$218,503,205	$193,342,530
AUM — Contractual Period Ends Annually	196,469,025	159,514,591	387,466,713

Total AUM Subject to Performance Incentive	$305,443,483	$378,017,796	$580,809,243

	For The Period Ending December 31,
	2009	2008	2007
Performance Incentive Fees — Method 1	$1,050,895	$378,881	$174,292
Performance Incentive Fees — Method 2	1,262,922	378,881	174,292
Revenue Recognition – Mutual Fund Administration
DHCM has an administrative and transfer agency services agreement with the Funds, under which DHCM performs certain services for each fund. These services include mutual fund administration, transfer agency and other related functions. For performing these services, each fund compensates DHCM a fee at an annual rate of 0.34% for Class A and Class C shares and 0.20% for Class I shares times each series’ average daily net assets. Effective April 30, 2009, the fee for administrative services was increased from 0.30% to 0.34% for Class A and Class C shares. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, federal and state registrations, legal and audit. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Revenue has been recorded net of these Fund expenses, as it is the appropriate accounting treatment for this agency relationship. In addition, DHCM finances the upfront commissions which are paid by the Fund’s principal underwriter to brokers who sell Class C shares of the Funds. As financer, DHCM advances to the underwriter the commission amount to be paid to the selling broker at the time of sale. These advances are capitalized and amortized over 12 months to correspond with the repayments DHCM receives from the principal underwriter to recoup this commission advancement.
Beacon Hill has underwriting and administrative service agreements with certain clients, including registered mutual funds. The fee arrangements vary from client to client based upon services provided and are recorded as revenue under Mutual Fund Administration. Part of Beacon Hill’s role as underwriter is to act as an agent on behalf of its mutual fund clients to receive 12b-1/service fees and commission revenue and facilitate the payment of those fees and commissions to third parties who provide services to the funds and their shareholders. The amount of 12b-1/service fees and commissions are determined by each mutual fund client and Beacon Hill bears no financial risk related to these services. As a result, 12b-1/service fees and

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Mutual Fund Administration (Continued)
commission revenue have been recorded net of the expense payments to third parties, as it is the appropriate accounting treatment for this agency relationship.
Mutual fund administration gross and net revenue are summarized below:

	Year Ended December 31,
	2009	2008	2007
Mutual fund administration:
Administration Revenue, gross	$9,257,464	$9,194,973	$8,226,438
12b-1/service fees and commission revenue received from Fund clients	5,260,383	—	—
12b-1/service fees and commission expense payments to third parties	(5,260,383)	—	—
Fund related expense	(3,141,229)	(3,061,646)	(2,393,732)

Revenue, net of fund related expenses	6,116,235	6,133,327	5,832,706

DHCM C-Share financing:
Broker commission advance repayments	763,383	1,776,206	1,970,006
Broker commission amortization	(789,639)	(1,755,614)	(1,834,109)

Financing activity, net	(26,256)	20,592	135,897

Mutual fund administration revenue, net	$6,089,979	$6,153,919	$5,968,603

Third Party Distribution Expense
Third party distribution expenses are earned by various third party financial services firms based on sales and/or assets of the Company’s investment products generated by the respective firm. Expenses recognized represent actual payments made to the third party firms and are recorded in the period earned based on the terms of the various contracts.
Income Taxes
The Company accounts for income taxes through an asset and liability approach. A net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
The Company has analyzed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2006 through 2009) to determine any uncertainty in income taxes and has recognized no adjustment in the net asset or liability.
Earnings Per Share
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options and warrants were exercised.

Note 3 Investment Portfolio
As of December 31, 2009, the Company held investments worth $16.4 million and a cost basis of $12.4 million. The following table summarizes the market value of these investments over the last two fiscal years:

	Year Ended December 31,
	2009	2008
Diamond Hill Small Cap Fund	$709,881	$—
Diamond Hill Small-Mid Cap Fund	785,714	—
Diamond Hill Large Cap Fund	684,554	—
Diamond Hill Select Fund	705,790	—
Diamond Hill Long-Short Fund	606,800	—
Diamond Hill Strategic Income Fund	615,431	—
Diamond Hill Investment Partners, L.P.	2,653,856	7,494,929
Diamond Hill Investment Partners II, L.P.	2,649,665	3,767,480
Diamond Hill Research Partners, L.P.	7,018,276	—
Other marketable equity securities	—	5,923,202

Total Investment Portfolio	$16,429,967	$17,185,611

DHCM is the managing member of the Diamond Hill General Partner LLC, which is the General Partner of the Partnerships. The underlying assets of the Partnerships are cash and marketable equity securities. The Company, as the parent entity to DHCM, is not contingently liable for the Partnerships’ liabilities but rather is only liable for its proportionate share, based on its membership interest. DHCM, as the managing member of the General Partner, is also not contingently liable for the Partnerships’ liabilities. Summary financial information, including the Company’s carrying value and income from the Partnerships is as follows:

	December 31,
	2009	2008	2007
Total partnership assets	$188,716,374	$196,021,226	$360,372,685
Total partnership liabilities	40,583,059	33,056,747	80,007,267
Net partnership assets	148,133,315	162,964,479	280,365,418
Net partnership income (loss)	35,193,357	(75,625,562)	6,581,829

DHCM’s portion of net assets	12,321,797	11,262,409	15,128,723
DHCM’s portion of net income (loss)	4,634,391	(3,866,314)	562,469
DHCM’s income from the Partnerships includes its pro-rata capital allocation and its share of an incentive allocation, if any, from the limited partners.

Note 4 Capital Stock
Common Shares
The Company has only one outstanding class of securities, Common Shares.
Authorization of Preferred Shares
The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is authorized, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2009 or December 31, 2008.
Note 5 Stock-Based Compensation
Equity Incentive Plans
2005 Employee and Director Equity Incentive Plan
At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The 2005 Plan authorizes the issuance of Common Shares of the Company in various forms of stock or option grants. As of December 31, 2009 there were 394,358 shares available for issuance under the 2005 Plan. The 2005 Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the 2005 Plan. Restricted stock grants issued under the 2005 Plan, which vest over time, are recorded as deferred compensation in the equity section of the balance sheet on grant date and then recognized as compensation expense based on the grant date price over the vesting period of the respective grant.
Equity Compensation Grants
On May 13, 2004, the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms, a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. These shares vested on October 3, 2008.
Accelerated Vesting of Certain Equity Incentive Plans and Compensation Grants
The Board of Directors of the Company approved the accelerated vesting of 82,064 shares of restricted stock from various vesting dates during the first five months of 2009 to October 3, 2008. This acceleration resulted in additional compensation expense of $1.0 million in the fourth quarter of 2008 that otherwise would have been recorded in the first and second quarters of 2009. In addition, as a result of this acceleration, the Company received a $6.3 million tax deduction in 2008.
401(k) Plan
The Company sponsors a 401(k) plan in which all employees participate. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of Common Shares of the Company with a value equal to 200 percent of the first six percent of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. For the years ended December 31, 2009, 2008, and 2007, expenses attributable to the plan were $758,522, $638,796 and $437,413, respectively.

Note 5 Stock-Based Compensation (Continued)
Stock Options and Warrants
The Company recognizes all share-based payments to employees and directors, including grants of stock options, as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options.
Stock option and warrant transactions under the various plans for the past three fiscal years are summarized below:

	Options		Warrants
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Outstanding December 31, 2006	283,102	$14.60	249,400	$12.57

Exercisable December 31, 2006	243,102	$16.26	249,400	$12.57

Granted	—	—	—	—
Expired / Forfeited	—	—	2,000	—
Exercised	190,602	16.64	222,000	8.65

Outstanding December 31, 2007	92,500	$10.40	25,400	$47.00

Exercisable December 31, 2007	72,500	$12.03	25,400	$47.00

Granted	—	—	—	—
Expired / Forfeited	—	—	12,400	72.09
Exercised	92,500	10.40	3,000	56.67

Outstanding December 31, 2008	—	$—	10,000	$13.00

Exercisable December 31, 2008	—	$—	10,000	$13.00

Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	—	—	4,000	16.88

Outstanding December 31, 2009	—	$—	6,000	$10.42

Exercisable December 31, 2009	—	$—	6,000	$10.42

Warrants outstanding and exercisable at December 31, 2009 are as follows:

Warrants
	Remaining
Number	Life	Number
Outstanding	In Years	Exercisable	Exercise Price
4,000	0.16	4,000	$11.25
2,000	0.36	2,000	$8.75

6,000	0.23	6,000

The aggregate intrinsic value of warrants outstanding as of December 31, 2009 is $322,880.

Note 6 Operating Leases
The Company leases approximately 19,000 square feet of office space at its principal office under an operating lease agreement which terminates on July 31, 2016. In addition, the Company leases approximately 2,200 square feet of office space for a subsidiary company under an operating lease agreement which terminates on February 28, 2011. Total lease and operating expenses for the years ended December 31, 2009, 2008, and 2007 were $501,209, $390,196, and $306,337, respectively. The approximate future minimum lease payments under the operating leases are as follows:

2010	2011	2012	2013	2014	Thereafter
$358,000	$340,000	$348,000	$356,000	$358,000	$571,000
In addition to the above rent, the Company is also responsible for normal operating expenses of the properties. Such operating expenses were approximately $9.79 per square foot in 2009, on a combined basis, and are expected to be approximately $9.97 per square foot in 2010.
Note 7 Income Taxes
The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets. The federal income tax benefit for 2008 includes interest and penalties paid of $11 thousand.

	2009	2008	2007
Current city income tax provision	$266,711	$375,821	$197,760
Current state income tax provision	44,000	11,000	—
Current federal income tax provision	4,358,283	4,396,824	—
Deferred federal income tax provision (benefit)	1,468,051	(2,535,960)	4,857,548

Provision for income taxes	$6,137,045	$2,247,685	$5,055,308

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2009	2008	2007
Income tax computed at statutory rate	$5,990,509	$1,898,479	$5,095,792
City and state income taxes, net of federal benefit	204,417	255,302	197,760
Other	(57,881)	93,904	(238,244)

Income tax expense	$6,137,045	$2,247,685	$5,055,308

Deferred tax assets and liabilities consist of the following at December 31, 2009 and 2008:

	2009	2008
Stock-based compensation	$926,222	$515,914
Unrealized (gains) losses	(1,742,009)	316,249
Capital loss carry forward	1,547,804	1,182,044
Other assets and liabilities	(211,052)	(25,191)

Net deferred tax assets	$520,965	$1,989,016

For the years ended December 31, 2009 and 2008, the Company received net federal tax benefits from the exercise of stock-based compensation of $119,204 and $3,805,977 respectively, which resulted in an increase to equity. As of December 31, 2007, the Company and its subsidiaries had a net operating loss (“NOL”) carry forward for tax purposes of approximately $5,800,000. The NOL related to the exercise of stock options and warrants. The tax benefit of the NOL was fully utilized in 2008 and was recognized in equity in 2008.

Note 8 Earnings Per Share
The following table sets forth the computation for basic and diluted earnings per share (“EPS”):

	Year Ended December 31,
	2009	2008	2007
Basic and Diluted net income	$11,373,943	$3,276,078	$9,932,315
Weighted average number of outstanding shares
Basic	2,582,998	2,400,142	2,155,829
Diluted	2,587,751	2,408,476	2,264,234
Earnings per share
Basic	$4.40	$1.36	$4.61

Diluted	$4.40	$1.36	$4.39

Note 9 Regulatory Requirements
BHIL, a wholly owned subsidiary of the Company and principal underwriter for mutual funds, is subject to the Securities and Exchange Commission uniform net capital rule, which requires the maintenance of minimum net capital. For purposes of this rule, BHIL had net capital of $279,718, which exceeds its minimum net capital requirement of $132,199 at December 31, 2009. BHIL’s ratio of aggregate indebtedness to net capital at December 31, 2009 was 7.09 to 1.
Note 10 Commitments and Contingencies
The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

ITEM 9:	Changes In and Disagreements With Accountants on Accounting and Financial Disclosures
None

ITEM 9A:	Controls and Procedures
Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
There have not been any changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management’s report on the Company’s internal control over financial reporting follows.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of Diamond Hill Investment Group, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.
The Company’s independent registered public accounting firm, Plante & Moran, PLLC, has audited the Company’s 2009 and 2008 consolidated financial statements included in this Annual Report on Form 10-K and the Company’s internal control over financial reporting as of December 31, 2009, and has issued its report of Independent Registered Public Accounting Firm on Consolidated Financial Statements, which is included in this Annual Report on Form 10-K.

ITEM 9B:	Other Information
None
PART III

ITEM 10:	Directors, Executive Officers and Corporate Governance
Information regarding this Item 10 is incorporated by reference to the Company’s proxy statement for its 2010 annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2010 Proxy Statement”), under the Captions: “Proposal 1 – Election of Directors”, “Executive Officers and Compensation Information”, “Corporate Governance”, and “Section 16(a) Beneficial Ownership Reporting Compliance”.

ITEM 11:	Executive Compensation
Information regarding this Item 11 is incorporated by reference to the Company’s 2010 Proxy Statement under the Captions: “Executive Officers and Compensation Information” and “Corporate Governance”.

ITEM 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The following table sets forth certain information concerning our equity compensation plans at December 31, 2009:
Equity Compensation Plan Information

	(a)[1]	(b)	(c)[2]
			Number of securities
			remaining available for
	Number of securities to		future issuance under
	be issued upon the	Weighted-average	equity compensation
	exercise of outstanding	exercise price of	plans (excluding
	options, warrants and	outstanding options,	securities reflected in
Plan category	rights	warrants and rights	column (a))
Equity compensation plans approved by security holders	—	—	394,358

Equity compensation plans not approved by security holders	6,000	$10.42	—

Total	6,000	$10.42	394,358

1
The amount appearing under the “Number of securities to be issued upon the exercise of outstanding options, warrants and rights” represents shares underlying warrants issued to former members of the Board of Directors for compensatory purposes.

2
The amount appearing under “Number of securities remaining available for future issuance under equity compensation plans” relates to our 2005 Employee and Director Equity Incentive Plan. The maximum aggregate number of shares that may be granted and/or sold under our 2005 Employee and Director Equity Incentive Plan is annually increased on December 31 by an amount equal to the lesser of (i) 100,000 shares, (ii) 5% of the Company’s total outstanding shares on such date, or (iii) a lesser amount determined by the Board of Directors.

The other information regarding this Item 12 is incorporated by reference to the Company’s 2010 Proxy Statement under the Captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Officers and Compensation Information”.

ITEM 13:	Certain Relationships and Related Transactions, and Director Independence
Information regarding this Item 13 is incorporated by reference to the Company’s 2010 Proxy Statement under the Caption: “Corporate Governance”.

ITEM 14:	Principal Accounting Fees and Services
Information regarding this Item 14 is incorporated by reference to the Company’s 2010 Proxy Statement under the Caption: “Independent Registered Public Accounting Firm”.

PART IV:

ITEM 15:	Exhibits, Financial Statement Schedules
(1)	Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”.

(2)	Financial Statement Schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

(3)	Exhibits
3.1
Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May 2, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Code of Regulations of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

10.1
Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Exhibit 23d(viii) to Post-Effective Amendment Nos. 22 and 23 to Registration Statement on Form N1-A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on December 30, 2005)

10.2
Seventh Amended and Restated Administrative and Transfer Agency Services Agreement dated as of May 31, 2002, as amended, between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Exhibit 28h(ix) to Post-Effective Amendment Nos. 28 and 29 to Registration Statement on Form N1-A (File Nos. 333-22075 and 811-08061) filed by Diamond Hill Funds on April 30, 2009)

10.3	2005 Employee and Director Equity Incentive Plan, as amended January 1, 2008. (Incorporated by reference from Exhibit 10.6 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.4	2006 Performance-Based Compensation Plan, as amended January 1, 2008. (Incorporated by reference from Exhibit 10.7 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.5
Employment Agreement between the Company and Roderick H. Dillon, Jr. dated August 10, 2006, as amended February 28, 2008. (Incorporated by reference from Exhibit 10.8 to Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.6
First Amendment to the Amended and Restated Employment Agreement between the Company and Roderick H. Dillon, Jr. dated December 2, 2008. (Incorporated by reference from Exhibit 10.6 to Form 10-K filed with the SEC on March 13, 2009; File No. 000-24498.)

14.1	Amended Code of Business Conduct and Ethics. (Incorporated by reference from Exhibit 14.1 to Form 10-K filed with the SEC on March 13, 2009; File No. 000-24498.)

21.1	Subsidiaries of the Company. (Filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC. (Filed herewith)

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

32.1	Section 1350 Certifications. (Furnished herewith)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

DIAMOND HILL INVESTMENT GROUP, INC.

By:	/S/ R. H. Dillon
	R. H. Dillon,	March 5, 2010
President, Chief Executive Officer and a Director
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. H. Dillon R. H. Dillon	President, Chief Executive Officer, and a Director	March 5, 2010

/S/ James F. Laird James F. Laird	Chief Financial Officer, Treasurer, and Secretary	March 5, 2010

/S/ Gary R. Young Gary R. Young	Controller	March 5, 2010

/S/ Lawrence E. Baumgartner Lawrence E. Baumgartner	Director	March 5, 2010

/S/ David P. Lauer David P. Lauer	Director	March 5, 2010

/S/ James G. Mathias James G. Mathias	Director	March 5, 2010

/S/ David R. Meuse David R. Meuse	Director	March 5, 2010

/S/ Diane D. Reynolds Diane D. Reynolds	Director	March 5, 2010

/S/ Donald B. Shackelford Donald B. Shackelford	Director	March 5, 2010

Investor
Information

Corporate Headquarters
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614-255-3341
info@diamond-hill.com
www.diamond-hill.com

Stock Listing
Diamond Hill Investment Group, Inc. is listed
on the NASDAQ Global Select Market
Ticker Symbol: DHIL

Shareholder Information
The Transfer Agent for Diamond Hill is
Continental Stock Transfer & Trust Company.
Shareholders who wish to transfer their stock or
change the name in which the shares are
registered should contact:
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004
212.509.4000

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
Columbus, OH
Independent Registered Public Accountants
Plante & Moran, PLLC
Columbus, OH

Form 10-K and Other Financial Reports
  The Company’s Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder.
  Additional copies are available without charge by contacting the Company at:
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333
info@diamond-hill.com

www.diamond-hill.com

Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333